Exhibit 2.1

ASSET PURCHASE AGREEMENT

among

THE PROVIDENCE JOURNAL COMPANY,

as the Seller,

and

LMG RHODE ISLAND HOLDINGS, INC.,

as the Buyer

Dated as of July 22, 2014

i

TABLE OF CONTENTS

(Continued)

TABLE OF CONTENTS

(Continued)

EXHIBITS AND SCHEDULES

Exhibit A	Guaranty of Local Media Group, Inc.
Exhibit B	Form of Assignment of Intellectual Property
Exhibit C	Form of Assumption Agreement
Exhibit D	Form of Bill of Sale
Exhibit E	Buyer’s Pro Forma
Exhibit F	Form of Deed
Exhibit G	Legal Description of Land
Exhibit H	Form of Seller Parent Guaranty
Exhibit I	Form of Transition Lease
Exhibit J	Form of Transition Services Agreement
Exhibit K	ERM Phase I Investigation

Schedule 1.1(a)	Balance Sheet Principles
Schedule 1.1(b)	Knowledge Group
Schedule 1.1(c)	Net Working Capital
Schedule 2.1(b)	Seller Contracts
Schedule 2.1(l)	Publications
Schedule 2.2(b)	Excluded Real Property
Schedule 2.2(j)	Other Excluded Assets
Schedule 2.7(b)	Required Consents

Disclosure Schedules

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of July 22, 2014 (this “Agreement”), among The Providence Journal Company, a Delaware corporation (the “Seller”), and LMG Rhode Island Holdings, Inc., a Delaware corporation (the “Buyer”).

RECITALS

A. The Seller is engaged in the Business (as defined below).

B. The Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, the Business, and in connection therewith the Buyer is willing to assume certain liabilities and obligations of the Seller relating thereto, all upon the terms and subject to the conditions set forth herein.

C. Concurrently herewith, Local Media Group, Inc., a Delaware corporation and a wholly owned subsidiary of New Media Investment Group Inc., a Delaware corporation (the “Buyer Parent”), has delivered to the Seller a fully executed guaranty in favor of the Seller in the form attached hereto as Exhibit A.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“Accounting Principles” means the accounting principles, policies and practices used in the preparation of the Balance Sheet (including the methodology for determining the amount of any reserves), applied on a consistent basis in accordance with GAAP.

“Access Agreement” means that certain Confidentiality and License Agreement, dated as of June 13, 2014, by and between the Seller and New Media Investment Group, Inc., a Delaware corporation, as it may be amended from time to time.

“Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Agreements” means the Bill of Sale, the Assumption Agreement, the Assignment of Intellectual Property and the Transition Services Agreement.

“Assignment of Intellectual Property” means an assignment agreement, substantially in the form attached hereto as Exhibit B.

“Assumption Agreement” means an assignment and assumption agreement substantially in the form attached hereto as Exhibit C.

“Balance Sheet Principles” means, collectively, the Accounting Principles and the additional rules set forth on Schedule 1.1(a); provided, that in the event of a conflict between the Accounting Principles and the rules set forth on Schedule 1.1(a), the rules set forth on Schedule 1.1(a) apply.

“Bill of Sale” means a bill of sale substantially in the form attached hereto as Exhibit D.

“Business” means the production, operation and distribution of The Providence Journal newspaper, its ancillary and specialty products and their respective websites, commercial printing operations and the distribution of newspaper products for other companies, but excluding the Excluded Real Property, the Classified Ventures Business and the Wanderful Media Business.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York, New York.

“Business Employees” means all individuals employed by the Seller immediately prior to the Closing Date including (i) those on military leave and family and medical leave, (ii) those on approved leaves of absence, but only to the extent they have reemployment rights guaranteed under federal or state Law, under any applicable collective bargaining agreement or under any leave of absence policy of the Seller and (iii) those on short-term disability under the Seller’s short-term disability program, whose duties relate to the operations of the Business regardless of the company payroll on which such individuals are listed.

“Buyer Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by the Buyer of its obligations under this Agreement or the consummation of the Transactions by the Buyer.

“Buyer’s Pro Forma” means the pro forma title insurance policy relating to Commitment No. 26247 provided to the Seller by the Title Company, and attached hereto as Exhibit E.

“Code” means the Internal Revenue Code of 1986, as amended, as in effect on the date hereof.

“Control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Deed” means a Quitclaim Deed for the Owned Real Property in the form attached hereto as Exhibit F.

“Employee Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all formal written plans and all other compensation and benefit plans, contracts, policies, programs and arrangements of the Seller (other than routine administrative procedures) in connection with the Business in effect as of the date hereof, including all pension, profit sharing, savings and thrift, bonus, stock bonus, stock option or other cash or equity-based incentive or deferred compensation, severance pay and medical and life insurance plans in which any of the Business Employees or their dependents participate.

“Encumbrance” means any charge, claim, mortgage, lien, option, pledge, security interest or other restriction of any kind.

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof.

“Governmental Authority” means any national, federal, regional, state, provincial, local or other governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body.

“Indemnified Pre-Closing Environmental Liability” means any liability, obligation or commitment arising as a result of any Action by a Governmental Authority or other Person (other than the Buyer, the Seller or any of their respective Affiliates) under any Environmental Laws brought during the five (5) year period following the Closing Date and requiring the environmental investigation or remediation of any condition at, in, on or under the Owned Real Property that occurred or existed at or prior to the Closing (including any deductible amounts under any insurance policies that would otherwise be applicable to such liabilities, obligations or commitments), in each case to the extent such liability, obligation or commitment is not insured.

“Indemnified Pre-Closing Environmental Liability Cap” means $300,000.

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), domain names and other Internet addresses or identifiers (collectively, “Domain Names”), trade dress and similar rights and applications to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications and rights in respect of utility models or industrial designs (including all continuations, divisions, or reissues thereof) (collectively, “Patents”); (iii) all rights of authorship, including exclusive exploitation rights, copyrights, moral rights, publicity rights, database rights, mask works and registrations and applications therefor (collectively, “Copyrights”); and (iv) trade secrets, know-how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, technology, software, data bases and other proprietary or confidential information, including customer lists, in each case that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, but excluding any Copyrights or Patents that cover or protect any of the foregoing.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge” with respect to the Seller means the actual (but not constructive or imputed) knowledge of the Persons listed in Schedule 1.1(b) after reasonable inquiry.

“Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority.

“Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, (a) would have a material adverse effect on the Business, financial condition or results of operations of the Business, taken as a whole or (b) materially impairs the ability of the Seller to consummate, or prevents or materially delays, any of the Transactions; provided, however, that Material Adverse Effect shall not include any event, change, occurrence or effect resulting from (i) general changes or developments in the industry in which the Business operates, including changes and developments to the Business that are consistent with general industry trends, (ii) changes in global, national or regional political conditions (including any outbreak or escalation of hostilities or any acts of war or terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets, (iii) natural disasters or calamities, (iv) any actions (or omissions of actions) expressly required under this Agreement or taken at the specific request of the Buyer, (v) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, or (vi) except with respect to Section 3.3, the announcement or pendency of this Agreement or any of the Transactions (but excluding any event, change, occurrence or effect resulting from any breach by the Seller of any of the provisions hereof); provided, further, that any event, change, occurrence or effect that results from the matters set forth in clauses (i), (ii), (iii) or (v) may be taken into account in determining whether a “Material Adverse Effect” has occurred, or would occur, in each case to the extent such event, change, occurrence or effect has a disproportionate, adverse impact on the Business, taken as a whole, relative to other businesses operating in the industry in which the Business operates.

“Net Working Capital” means, as at a specified date and without duplication, an amount (which may be positive or negative) equal to (i) the consolidated current assets of the Business, other than the Excluded Assets (the “Current Assets”), minus (ii) the consolidated current liabilities of the Business, other than the Excluded Liabilities (the “Current Liabilities”), in each case including any current assets and current liabilities of the Seller that would be included in a balance sheet prepared in accordance with the Balance Sheet Principles. Schedule 1.1(c) sets forth an illustrative calculation of Net Working Capital as of the Balance Sheet Date, including the specific line items included in Current Assets and Current Liabilities as of such date.

“Owned Real Property” means (i) that certain parcel of land and appurtenances thereto more particularly described on Exhibit G including the Seller’s right, title and interest in and to all rights-of-way, open or proposed streets, alleys, easements, strips or gores of land appurtenant thereto, (ii) the buildings, improvements, and structures located thereon and (iii) the fixtures that are located at and affixed to any of such buildings, improvements and structures as of the date hereof or as of the Closing Date.

“Owned Real Property Tax Credits” mean those certain real property Tax credits awarded pursuant to that certain Consent Judgment entered in Providence Journal Company v. Mary Ann Ferri, In Her Capacity as Acting Tax Assessor for the City of Providence, Rhode Island, C.A. No. PC 03-6645 (R.I. Super. Ct.).

“Perimeter Legal Description” means a single legal description prepared by Geisser Engineering Corp. in connection with the preparation of the Survey and insured at the Closing Date by the Title Company to describe the outside perimeter of the abutting parcels of land currently described by the legal description appearing in Schedule C to the Buyer’s Pro Forma.

“Permitted Encumbrance” means (i) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings in accordance with applicable requirements of Law, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business for sums not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings (it being agreed that such proceedings and any liability or obligation resulting therefrom shall be an Excluded Liability), or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (iv) the Encumbrances shown on Schedule B of Buyer’s Pro Forma; and (v) any Encumbrances that (A) are not mortgages, liens, options, pledges or security interests, (B) do not, in the aggregate, materially interfere with the present use of the Transferred Assets or materially impair the continued ownership, use and operation of the Transferred Assets in the Business, and (C) have a value of less than $50,000 individually and $100,000 in the aggregate.

“Person” means an individual, corporation (including any non-profit corporation), partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, estate, trust, association, cooperative, foundation, society, political party, union, firm, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Providence Holdings” means Providence Holdings, Inc., a Delaware corporation and wholly-owned Subsidiary of the Seller.

“Purchase Price” means an amount equal to $46,000,000.

“Representatives” means, with respect to any Person, the officers, directors, employees, agents, accountants, advisors, bankers and other representatives of such Person.

“Return” means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

“Seller Parent Guaranty” means a guaranty from A. H. Belo Corporation, a Delaware corporation (the “Seller Parent”), in favor of the Buyer substantially in the form attached hereto as Exhibit H.

“Seller Taxes” means any and all Taxes (a) arising from or with respect to the Transferred Assets or the operation of the Business that are incurred in or attributable to any period, or any portion of any period, ending on or prior to the Closing Date (including any Taxes that are the liability of the Seller pursuant to Section 6.1); and (b) of the Seller or any of its Affiliates for any period that is not related to the Transferred Assets or the Business that could become a liability of, or be assessed or collected against, the Buyer, or that could become an Encumbrance on the Transferred Assets, including, without limitation, any liability of the Seller for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (other than any Contract) or otherwise or any liability for Transfer Taxes except to the extent allocated to the Buyer pursuant to Section 6.4.

“Software” means computer software programs and software systems, including tool sets, compilers, higher level “proprietary” languages and related documentation and materials, whether in source code, object code or human readable form.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least 50% of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person.

“Survey” means the final signed copy of that certain ALTA/ACSM Land Title Survey of the Land and Improvements performed in connection with the Buyer’s investigation of the Owned Real Property by Geisser Engineering Corp. and showing Job Number Z-499.

“Target Net Working Capital” means $1,750,000.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty or addition thereto.

“Tax Return” means any written or electronic return, certificate, declaration, notice, report, statement, election, information statement and document filed or required to be filed with respect to Taxes, amendments thereof, and schedules and attachments thereto.

“Title Company” means Chicago Title Insurance Company.

“Transactions” means the transactions contemplated by this Agreement.

“Transfer Taxes” means sales, use, commercial activity, registration, value added, transfer, stamp, stock transfer, property transfer, real property transfer and similar Taxes, together with any conveyance fees, notarial and registry fees and recording costs (including any penalties and interest thereon) imposed by any taxing authority or other Governmental Authority in connection with this Agreement.

“Transition Lease” means that certain lease agreement, substantially in the form attached hereto as Exhibit I, pursuant to which the Buyer shall lease for one-year approximately 61,000 sq. rentable feet of contiguous office space in the Seller’s building at 75 Fountain Street, Providence, Rhode Island at an agreed upon market rate.

“Transition Services Agreement” means that certain transition services agreement, substantially in the form attached hereto as Exhibit J, pursuant to which the Seller or one or more of its Affiliates shall temporarily provide certain transition services to the Buyer.

Section 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location

Accounting Firm	5.8(e)
Agreement	Preamble
Assumed Liabilities	2.3
Balance Sheet	3.5(a)
Balance Sheet Date	3.5(a)
Binder	5.15
Books and Records	2.1(i)
Business Domain Names	3.13(a)
Business Intellectual Property	2.1(d)
Business Patents	3.13(a)
Business Permits	2.1(h)
Business Registered Copyrights	3.13(a)
Business Registered IP	3.13(a)
Business Registered Marks	3.13(a)
Buyer	Preamble
Buyer Indemnified Parties	8.2
Buyer Parent	Recitals
Buyer Savings Plan	5.6(d)
Buyer Welfare Benefit Plans	5.6(e)(i)
Cap	8.5(a)(i)
CBAs	3.16(a)(v)
Classified Ventures Business	2.2(j)
Closing Date	2.7(a)
Closing Net Working Capital	2.9(a)
Closing Statement	2.9(a)
COBRA Obligations	5.6(e)(ii)
Confidential Information	5.7(b)

Definition	Location

Confidentiality Agreement	5.7(a)
Contracts	2.1(b)
Copyrights	1.1
Current Assets	1.1
Current Liabilities	1.1
Deductible Amount	8.5(a)(ii)
Disclosure Schedules	Article III
Domain Names	1.1
Employment Laws	3.10(b)
Environmental Insurance Policy	5.15
Environmental Laws	3.15(c)(i)
Environmental Permits	3.15(c)(ii)
ERM	5.18
ERM Phase I Investigation	5.18
Excluded Assets	2.2
Excluded Employees	5.6(a)
Excluded Liabilities	2.4
Excluded Real Property	2.2(b)
Financial Statements	3.5(a)
Fundamental Representations	8.1
Guarantees	5.9
Hazardous Materials	3.15(c)(iii)
Hydraulic Lift Remedial Actions	5.18
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Independent Accounting Firm	2.9(c)
Interim Financial Statements	3.5(a)
Inventory	2.1(g)
Leased Real Property	2.1(c)
Losses	8.2
Marks	1.1
Material Contracts	3.16(a)
Minimum Loss Amount	8.5(a)(ii)
Net Adjustment Amount	2.9(d)(i)
Notice of Disagreement	2.9(b)
Patents	1.1
Permits	3.7(b)
Post-Closing Tax Period	6.1
Potential Contributor	8.6
Pre-Closing Tax Period	6.1
Preliminary Closing Statement	2.8(a)
Preliminary Net Working Capital	2.8(a)
Price Allocation	2.10(a)
Publications	2.1(l)
Real Property	2.1(c)

Definition	Location

Receivables	2.1(e)
Schedule Supplement	5.3
Seller	Preamble
Seller Indemnified Parties	8.3
Seller Savings Plan	5.6(d)
Tangible Personal Property	2.1(f)
Tax Representations	8.1
Termination Date	9.1(c)
Third Party Claim	8.4(a)
Title Policy	7.3(d)
Transferred Assets	2.1
Transferred Employees	5.6(a)
Wanderful Media Business	2.2(j)
WARN Act	5.6(h)

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver to the Buyer all of the Seller’s right, title and interest as of the Closing Date in and to the Transferred Assets, and the Buyer shall purchase, acquire, accept and pay for the Transferred Assets and assume the Assumed Liabilities. “Transferred Assets” shall mean all of the Seller’s right, title and interest in and to all of the assets, properties and rights of every nature, kind and description (wherever located), whether tangible or intangible, real, personal or mixed, accrued or contingent (including goodwill), whether now existing or hereafter acquired prior to the Closing Date, related to, used or held for use in connection with the Business (other than the Excluded Assets), as they exist at the time of the Closing, including, without limitation, the assets, properties and rights referred to below:

(a) all Current Assets as of the Closing Date;

(b) all contracts and agreements to which the Seller is a party or by which the Seller is bound that relate to the Business or the Owned Real Property (other than the contracts and agreements excluded pursuant to any intercompany leases or other arrangements terminated pursuant to Section 5.5), including all contracts and agreements listed on Schedule 2.1(b) (the “Contracts”);

(c) except for the Excluded Real Property, the Owned Real Property and all leasehold interests in real property leased by the Seller and related to, used or held for use in connection with the Business, together with the Seller’s leasehold interest in and to all structures, facilities, or improvements currently or as of the Closing Date located thereon and all easements, licenses rights and appurtenances relating to the foregoing (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”);

(d) all Intellectual Property owned by the Seller and all Software owned by the Seller and, in each case, related to, used or held for use in connection with the Business (the “Business Intellectual Property”);

(e) all accounts receivable, notes receivable and other receivables due to the Seller that arise out of the operation of the Business (the “Receivables”), together with any unpaid interest or fees accrued thereon or other amounts due with respect thereto;

(f) all machinery, equipment, information technology and communications hardware, furniture, furnishings, parts, spare parts, vehicles and other tangible personal property owned by the Seller and related to, used or held for use in connection with the Business (the “Tangible Personal Property”);

(g) all raw materials, work-in-progress, finished goods, supplies, packaging materials and other inventories owned by the Seller and related to, used or held for use in connection with the Business (the “Inventory”);

(h) all Permits related to, used or held for use in connection with the Business, to the extent transferable (the “Business Permits”);

(i) all books of account, general, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, billing records, mailing lists, sales and promotional literature, manuals, blueprints, research files and materials, Intellectual Property disclosures and information, media materials, and customer and supplier correspondence owned by the Seller relating to the Business (the “Books and Records”);

(j) all credits, prepaid expenses and security deposits arising from or relating to the Business;

(k) all rights to causes of action, lawsuits, judgments, claims and demands of any nature in favor of the Seller to the extent arising from or relating to the Business, the Transferred Assets or the Assumed Liabilities, including all rights under all guarantees, warranties, indemnities and similar rights in favor of the Seller arising from or relating to the Business, the Transferred Assets or the Assumed Liabilities;

(l) all of the Seller’s rights in each of the publications referred to in Schedule 2.1(l) and all of the Seller’s rights to prepare, publish, sell and distribute such publications and any other publications, extensions (including websites) or spin offs derived from such publications or related thereto in all languages (collectively, the “Publications”);

(m) all inventories of back and current issues of the Publications; editorial material, work in process, finished goods, manuscripts, notes and drafts, graphic artwork, cuts, photographs and negatives; promotional materials, inserts, and direct mail materials; stationery, supplies, purchase orders, forms, labels, shipping materials and catalogs, in the case of each of the foregoing, that are owned by the Seller and to the extent the foregoing relate to the Publications;

(n) all circulation, delivery and mailing lists and carrier routes maintained by the Seller to the extent they relate to any of the Publications, all data related to such lists, all circulation readership studies, audience surveys and research, and all other mailing lists, together with all records, reports and tapes of computer data, in the case of each of the foregoing, that are owned by the Seller and to the extent the foregoing relate to any of the Publications;

(o) all of the advertising contracts, space reservations and insertion orders to the extent they relate to the placement of advertising in any of the Publications with respect to all dates occurring after the Closing Date;

(p) all subscriptions and orders to the extent they relate to any of the Publications;

(q) all film negatives, disks, art files (including electronic files) and designs that are owned by the Seller and used in the Business; and

(r) the goodwill and going concern value and other intangible assets, if any, arising from or relating to the Business.

Section 2.2 Excluded Assets. Notwithstanding anything contained in Section 2.1 to the contrary, the Seller is not selling, and the Buyer is not purchasing, any assets other than the Transferred Assets, and without limiting the generality of the foregoing, the term “Transferred Assets” shall expressly exclude the following assets of the Seller, all of which shall be retained by the Seller (collectively, the “Excluded Assets”):

(a) all of the Seller’s cash and cash equivalents;

(b) all real property listed in Schedule 2.2(b) of the Disclosure Schedules, together in each case with the Seller’s right, title and interest in and to all structures, facilities or improvements currently or as of the Closing Date located thereon and all easements, licenses, rights and appurtenances relating to the foregoing (the “Excluded Real Property”);

(c) the Seller’s corporate books and records of internal corporate proceedings, Tax records, work papers and books and records that the Seller is required by Law to retain;

(d) all of the Seller’s bank accounts;

(e) all accounting records (including records relating to Taxes) and internal reports relating to the business activities of the Seller that are not Transferred Assets;

(f) any interest in or right to any refund or credit of Taxes relating to the Business, the Transferred Assets or the Assumed Liabilities and any Tax assets related to real property or personal property, in each case with respect to any period prior to the Closing or for which the Seller is liable hereunder, including the Owned Real Property Tax Credits; provided, that, for the avoidance of doubt, the Buyer shall have no obligation to pursue or guarantee the recovery of any such refund or credit (including any Owned Real Property Tax Credits) by Seller or the success of any appeal or procedure relating thereto;

(g) any insurance policies and rights, claims or causes of action thereunder, except for any insurance proceeds received by the Seller or any of its Affiliates in respect of any Transferred Asset to replace or repair such Transferred Asset to the extent such proceeds relate to any event or circumstance that occurs between the date of this Agreement and the Closing;

(h) except as specifically provided in Section 5.6, any Employee Plan and any assets relating to any Employee Plan, including, in each case, the A. H. Belo Pension Plan II and any other pension plan;

(i) all rights, claims and causes of action relating to any Excluded Asset or any Excluded Liability;

(j) (i) the assets of the Seller listed on Schedule 2.2(j), (ii) all equity interests and assets of Providence Holdings and (iii) all assets, properties and rights (wherever located), whether tangible or intangible, used or held for use exclusively in the business of selling any Classified Ventures products (the “Classified Ventures Business”) or Wanderful Media products (the “Wanderful Media Business”);

(k) all Intellectual Property not owned or held by the Seller and all technology assets, agreements, contracts and licenses not used or held for use in the Business;

(l) all CBAs; and

(m) all rights of the Seller under this Agreement and the Ancillary Agreements.

Section 2.3 Assumed Liabilities. In connection with the purchase and sale of the Transferred Assets pursuant to this Agreement, at the Closing, the Buyer shall assume and pay, discharge, perform or otherwise satisfy the following liabilities and obligations of the Seller relating to the Business (the “Assumed Liabilities”):

(a) all current liabilities of the Business reflected or reserved against in the Balance Sheet;

(b) all current liabilities accruing, arising out of or relating to the conduct or operation of the Business incurred subsequent to the Balance Sheet Date in the ordinary course of business consistent with past practice and the terms and conditions hereof;

(c) all Current Liabilities included in the calculation of Net Working Capital;

(d) all liabilities accruing, arising out of or relating to the conduct or operation of the Business or the ownership or use of the Transferred Assets from and after the Closing Date;

(e) any Taxes to be paid by the Buyer pursuant to Article VI;

(f) all liabilities of the Seller under the Contracts and the Business Permits to be performed on or after, or in respect of periods following, the Closing Date; and

(g) all liabilities assumed by the Buyer pursuant to Section 5.6.

Section 2.4 Excluded Liabilities. Notwithstanding any other provision of this Agreement to the contrary, the Buyer is not assuming and the Seller shall retain, pay, perform or otherwise satisfy, all liabilities of the Seller other than the Assumed Liabilities (the “Excluded Liabilities”), including the following:

(a) all Seller Taxes;

(b) any liability or obligation arising in respect of or relating to Business Employees with respect to conditions or events that occurred prior to the Closing, and all liabilities and obligations arising at any time under the Employee Plans, the A. H. Belo Pension Plan II and any other pension plan;

(c) any indebtedness for borrowed money or guarantees thereof outstanding as of the Closing Date, other than current accounts payable or accrued expenses of the Seller with respect to the Business incurred or accrued in the ordinary course of business;

(d) any liability or obligation relating to an Excluded Asset;

(e) other than the Assumed Liabilities, all obligations, liabilities and commitments, presently existing or contingent, of the Seller arising out of the ownership or operation of the Business or the ownership, use, possession or condition of the Transferred Assets and the Publications prior to the Closing;

(f) except as otherwise expressly provided herein, any costs and expenses incurred by the Seller incident to its negotiation and preparation of this Agreement and its performance and compliance with the agreements and conditions contained herein;

(g) any and all obligations, liabilities and commitments of the Seller arising out of or related to conditions or events that occurred prior to the Closing and that arise under Environmental Laws, including but not limited to such obligations, liabilities and commitments of the Seller related to the ownership or operation of the Business prior to the Closing or the ownership, use, possession or condition of the Transferred Assets;

(h) any and all obligations, liability and commitments of the Seller arising out of or related to any Hydraulic Lift Remedial Actions;

(i) any debts and other obligations of the Seller for borrowed money, to the extent not included in the Assumed Liabilities; and

(j) all debts and other obligations of the Seller to its Affiliates.

Section 2.5 Consents to Certain Assignments.

(a) Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, this Agreement and the Ancillary Agreements shall not constitute an agreement to transfer or assign any asset, permit, claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent or waiver of a third party, would constitute a breach or other contravention under any agreement or Law to which the Seller is a party or by which it is bound, or in any way adversely affect the rights of the Seller or, upon transfer, the Buyer under such asset, permit, claim or right unless and until such consent or waiver shall be given. The Seller shall use its commercially reasonable efforts (which, for clarity, except as provided in the next sentence, shall not require any payments or separate consideration from the Seller to any third party), in consultation with the Buyer, and the Buyer shall cooperate reasonably with the Seller (including by complying with Section 5.9), to obtain any consents or waivers required to assign to the Buyer any Transferred Asset that requires the consent or waiver of a third party, without any conditions to such transfer or changes or modifications of terms thereunder. With respect to any consent or waiver of a third party required to assign a Contract listed on Schedule 2.7(b), the Seller shall be obligated to pay, or cause to be paid, all amounts, including any fees and expenses that the third party incurs and requires reimbursement, that may be expressly required pursuant to such Contracts to be paid to any third party in connection with any such consents.

(b) If any such consent or waiver is not obtained prior to Closing and as a result thereof the Buyer shall be prevented by such third party from receiving the rights and benefits with respect to such Transferred Asset intended to be transferred hereunder, or if any attempted assignment would adversely affect the rights of the Seller thereunder so that the Buyer would not in fact receive all such rights or the Seller would forfeit or otherwise lose the benefit of rights that the Seller is entitled to retain following the Closing, the Seller and the Buyer shall cooperate in any lawful and commercially reasonable arrangement, as the Seller and the Buyer shall agree, under which the Buyer would, to the extent practicable, obtain the economic claims, rights and benefits under such asset and assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including by subcontracting, sublicensing or subleasing to the Buyer; provided, that (i) all reasonable out-of-pocket expenses of such cooperation and related actions shall be paid by the Buyer, and (ii) nothing herein shall limit the condition to the Buyer’s obligations to consummate the Transactions set forth in Section 7.3. The Seller shall promptly pay to the Buyer when received all monies received by the Seller under such Transferred Asset or any claim or right or any benefit arising thereunder and the Buyer shall indemnify and promptly pay the Seller for all liabilities of the Seller associated with such Transferred Asset.

Section 2.6 Consideration. In full consideration for the sale, assignment, transfer, conveyance and delivery of the Transferred Assets to the Buyer, at the Closing, the Buyer shall (a) pay to the Seller, by wire transfer to a bank account designated in writing by the Seller to the Buyer at least two (2) Business Days prior to the Closing Date, an amount equal to the Purchase Price in immediately available funds in United States dollars and (b) assume the Assumed Liabilities. The Purchase Price shall be subject to adjustment as provided in Sections 2.8 and 2.9.

Section 2.7 Closing.

(a) The sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los

Angeles, California 90071, at 10:00 a.m. Pacific time on (i) the first (1st) Business Day of the month commencing at least two (2) Business Days following the date of the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) (the “Satisfaction Date”), if such first Business Day of the month is no more than ten (10) Business Days following the Satisfaction Date, or otherwise (ii) the fifth (5th) Business Day following the Satisfaction Date, or at such other place or at such other time or on such other date as the Seller and the Buyer mutually may agree in writing, but in any event the Closing shall not occur earlier than September 1, 2014 unless the Buyer and the Seller so agree in writing. The Closing will be deemed effective as of 12:00:01 a.m. Eastern Daylight Time on the Closing Date. The day on which the Closing takes place is referred to as the “Closing Date.”

(b) At the Closing, the Seller shall deliver or cause to be delivered to the Buyer (or, if indicated below, the Title Company) the following documents:

(i) the Bill of Sale, duly executed by the Seller;

(ii) the Assumption Agreement, duly executed by the Seller;

(iii) the Assignment of Intellectual Property, duly executed by the Seller;

(iv) the Seller Parent Guaranty, duly executed by the Parent;

(v) [Intentionally Blank];

(vi) the Transition Services Agreement, duly executed by the Seller;

(vii) the Transition Lease, duly executed by the Seller;

(viii) certified resolutions of the board of directors of the Seller authorizing the Transactions;

(ix) an original of the Deed, duly executed by the Seller and acknowledged, which shall be delivered to the Title Company;

(x) a duly completed and signed real estate transfer tax declaration(s) for the Owned Real Property, which shall be delivered to the Title Company;

(xi) a Letter of Good Standing of the Seller issued by the Division of Taxation of the State of Rhode Island;

(xii) such other documents as may be customarily or reasonably required by the Title Company (which shall be delivered to the Title Company) or as may be agreed upon by the Seller and the Buyer to consummate the purchase of the Owned Real Property and the delivery of the Title Policy as contemplated by this Agreement;

(xiii) a duly executed certificate of an executive officer of the Seller certifying the fulfillment of the conditions set forth in Section 7.3(a);

(xiv) a certificate of non-foreign status from the Seller in compliance with Treasury Regulations Section 1.1445-2;

(xv) fully executed consents to assignment and assumption of each Contract listed in Schedule 2.7(b), to the extent required in order to assign such Contract to the Buyer in form and substance reasonably satisfactory to the Buyer; provided that Buyer has complied with Section 5.9, if applicable, with respect to such Contract; and

(xvi) such other bills of sale, assignments and other instruments of assignment, transfer or conveyance, as may be necessary or appropriate to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Transferred Assets to the Buyer and to put the Buyer in actual possession or control of the Transferred Assets, duly executed by the Seller.

(c) At the Closing, the Buyer shall deliver or cause to be delivered to the Seller the following documents:

(i) the Bill of Sale, duly executed by the Buyer;

(ii) the Assumption Agreement, duly executed by the Buyer;

(iii) the Seller Parent Guaranty, duly executed by the Buyer;

(iv) [Intentionally Blank];

(v) the Transition Services Agreement, duly executed by the Buyer;

(vi) the Transition Lease, duly executed by the Buyer;

(vii) such other documents as may be customarily or reasonably required by the Title Company or as may be agreed upon by the Seller and the Buyer to consummate the purchase of the Owned Real Property and the delivery of the Title Policy as contemplated by this Agreement;

(viii) certified resolutions of the Board of Directors of the Buyer authorizing the Transactions;

(ix) a duly executed certificate of an executive officer of the Buyer certifying the fulfillment of the conditions set forth in Section 7.2(a); and

(x) such other assumptions, documents and instruments, as may be necessary or appropriate to evidence and effect the assumption by the Buyer of the Assumed Liabilities, duly executed by the Buyer.

Section 2.8 Pre-Closing Adjustment of Purchase Price.

(a) Within five (5) Business Days prior to the Closing Date, the Seller shall prepare and deliver to the Buyer a written statement (the “Preliminary Closing Statement”) setting forth the Seller’s good faith estimate of the calculation of the Net Working Capital as of 11:59 p.m. on the day immediately preceding the Closing Date (the “Preliminary Net Working Capital”), prepared in accordance with the Balance Sheet Principles. For the avoidance of doubt, any Current Liabilities for which the Seller becomes obligated as a result of the consummation of the transactions contemplated hereby, if any, shall be included in the calculation of the Preliminary Net Working Capital.

(b) On the Closing Date, the Purchase Price shall be adjusted, if the Preliminary Net Working Capital as set forth on the Preliminary Closing Statement is not equal to the Target Net Working Capital, as follows:

(i) if the Preliminary Net Working Capital as set forth on the Preliminary Closing Statement is greater than the Target Net Working Capital, the Purchase Price shall be adjusted upward by the amount of such excess; or

(ii) if the Preliminary Net Working Capital as set forth on the Preliminary Closing Statement is less than the Target Net Working Capital, the Purchase Price shall be adjusted downward by the amount of such deficit.

Section 2.9 Post-Closing Adjustment of Purchase Price.

(a) Within sixty (60) days after the Closing Date, the Buyer shall prepare, or cause to be prepared, and deliver to the Seller a written statement (the “Closing Statement”) that shall set forth a calculation of the actual Net Working Capital as of 11:59 p.m. on the day immediately prior to the Closing Date (the “Closing Net Working Capital”), prepared in accordance with the Balance Sheet Principles and based exclusively on the facts and circumstances as they existed prior to the Closing, excluding the effects of any event, act, change in circumstances or similar development arising or occurring on or after the Closing Date; provided, however, that any Current Liabilities for which the Seller becomes obligated as a result of the consummation of the transactions contemplated hereby, if any, shall be included in the calculation of the Closing Net Working Capital.

(b) During the twenty (20) Business Day period following the Seller’s receipt of the Closing Statement, the Buyer shall cooperate with the Seller and its Representatives to provide them with any information used in preparing the Closing Statement reasonably requested by the Seller and its Representatives reasonably available to the Buyer. The Closing Statement shall become final and binding on the 20th Business Day following delivery thereof, unless prior to the end of such period, the Seller delivers to the Buyer written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any disputed item.

(c) During the ten (10) Business Day period following delivery of a Notice of Disagreement by the Seller to the Buyer, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the matters specified therein. During such ten (10) Business Day period, the Seller shall cooperate with the Buyer and its Representatives to provide them with any information used in preparing the Notice of Disagreement reasonably requested by the Buyer or its Representatives reasonably available to the Seller. Any disputed items resolved in writing between the Buyer and the Seller within such ten (10) Business Day period shall be final and binding with respect to such items, and if the Seller and the Buyer agree in writing on the resolution of each disputed item specified by the Seller in the Notice of Disagreement, the Closing Statement (including the calculation of the Closing Net Working Capital) so determined shall be final and binding on the parties for all purposes hereunder. If the Seller and the Buyer have not resolved all such differences by the end of such ten (10) Business Day period, the Seller and the Buyer shall submit, in writing, to a mutually acceptable independent public accounting firm (the “Independent Accounting Firm”), their briefs detailing their views as to the nature and amount of each item remaining in dispute and the calculation of the Closing Net Working Capital, and the Independent Accounting Firm shall make a written determination as to each such disputed item and the calculation of the Closing Net Working Capital, which determination shall be final and binding on the parties for all purposes hereunder. The Independent Accounting Firm shall be authorized to resolve only those items remaining in dispute between the parties in accordance with the standards set forth in this Section 2.9 within the range of the difference between Buyer’s position with respect thereto and the Seller’s position with respect thereto. The determination of the Independent Accounting Firm shall be based solely on the briefs submitted by the parties and not on independent review, and shall be accompanied by a certificate of the Independent Accounting Firm that it reached such determination in accordance with the provisions of this Section 2.9. The Seller and the Buyer shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it within twenty (20) Business Days following the submission thereof. Judgment may be entered upon the written determination of the Independent Accounting Firm in any court referred to in Section 10.9. The costs of any dispute resolution pursuant to this Section 2.9(c), including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the parties in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each party incurred in connection with their preparation or review of the Closing Statement (including the computation of the Closing Net Working Capital) and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

(d) The Purchase Price shall be adjusted if the Closing Net Working Capital as finally determined pursuant to this Section 2.9 is not equal to the Preliminary Net Working Capital as set forth on the Preliminary Closing Statement, as follows:

(i) for purposes of this Agreement, “Net Adjustment Amount” means an amount, which may be positive or negative, equal to the Closing Net Working Capital as finally determined pursuant to this Section 2.9 minus the Preliminary Net Working Capital as set forth on the Preliminary Closing Statement;

(ii) if the Net Adjustment Amount is positive, the Purchase Price shall be adjusted upward in an amount equal to the Net Adjustment Amount, and the Buyer shall pay such amount to the Seller; and

(iii) if the Net Adjustment Amount is negative (in which case the Net Adjustment Amount for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), the Purchase Price shall be adjusted downward in an amount equal to the Net Adjustment Amount, and the Seller shall pay such amount to the Buyer.

(e) Amounts to be paid pursuant to Section 2.9(d) shall be made within three (3) Business Days of final determination of the Closing Net Working Capital pursuant to the provisions of this Section 2.9 by wire transfer of United States dollars in immediately available funds to such account or accounts as may be designated in writing by the Seller or the Buyer, as applicable, at least two (2) Business Days prior to such payment date.

Section 2.10 Purchase Price Allocation.

(a) For all Tax purposes, the Purchase Price (plus any Assumed Liabilities that are treated as consideration for the Transferred Assets for federal income tax purposes) that is allocated to the Seller shall be allocated among the Transferred Assets that are transferred by the Seller pursuant to this Agreement in a manner consistent with Section 1060 of the Code and the Treasury regulations promulgated thereunder. The Buyer shall be responsible for the preparation of an allocation of the Purchase Price among the Transferred Assets that are transferred to the Buyer. Within ninety (90) days after the Closing Date, the Buyer shall forward the proposed Purchase Price allocation and a draft IRS Form 8594 to the Seller for review and approval, which approval shall not be unreasonably withheld, conditioned or delayed (such amount as finally determined pursuant to this Section 2.10(a), the “Price Allocation”). If the Seller agrees in writing with the Price Allocation or fails to object in writing to the Price Allocation within twenty (20) Business Days following receipt thereof from the Buyer, the Price Allocation shall be conclusive and binding upon the Buyer and the Seller for all Tax purposes. If the parties are unable to agree on the Price Allocation after good faith consultation, the matters in dispute shall be referred for resolution to the Independent Accounting Firm, which expense shall be borne equally by the Seller, on the one hand, and the Buyer, on the other hand. The Independent Accounting Firm shall resolve any disputed matters as promptly as practicable, and the Independent Accounting Firm’s decision with respect to any such matter shall be conclusive and binding on the Buyer, the Seller, and their respective Affiliates for applicable Tax purposes.

(b) Each party agrees to timely file any form required to be filed by applicable Law reflecting the Price Allocation (including IRS Form 8594). The Price Allocation made pursuant to this Section shall be binding on the Buyer and the Seller for all Tax reporting purposes. Neither the Buyer nor the Seller shall take any position inconsistent with the Price Allocation in connection with any Tax proceeding. If any Governmental Authority disputes the Price Allocation, the party receiving notice of the dispute shall promptly notify the other party hereto, and the parties shall cooperate in good faith in responding to such dispute in order to preserve the effectiveness of the Price Allocation. Not later than thirty (30) days prior to the filing of their respective IRS Forms 8594 relating to this transaction, each of the Buyer and the Seller shall deliver to the other party a copy of its IRS Form 8594.

(c) Each of the Buyer and the Seller hereby agrees to revise the Purchase Price allocation to reflect any adjustment to the Purchase Price pursuant to Section 2.9 or Section 8.9 in accordance with Section 1060 of the Code and the Treasury regulations thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLER

Except as set forth in the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”) (and subject to Section 10.10), the Seller hereby represents and warrants to the Buyer as follows:

Section 3.1 Organization and Qualification. The Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all necessary corporate power and authority to own, lease and operate the Transferred Assets and to carry on the Business as it is now being conducted. The Seller is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the ownership or operation of the Transferred Assets or the conduct or operation of the Business makes such qualification or licensing necessary, except, in each case, for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.2 Authority. The Seller has all necessary corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which the Seller will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements to which the Seller will be a party and the consummation by the Seller of the Transactions have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Seller will be a party will have been, duly executed and delivered by the Seller and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Seller will be a party will constitute, the legal, valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements to which the Seller will be a party, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the certificate of incorporation or bylaws of the Seller;

(ii) conflict with or violate any Law applicable to the Seller, the Business or any of the Transferred Assets or by which the Seller, the Business or any of the Transferred Assets may be bound or affected; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, any Material Contract;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or that arise as a result of any facts or circumstances relating to the Buyer or any of its Affiliates.

(b) The Seller is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements to which the Seller will be a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Business, except for (i) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) as may be necessary as a result of any facts or circumstances relating to the Buyer or any of its Affiliates.

Section 3.4 Transferred Assets. Except as set forth in Schedule 3.4 of the Disclosure Schedules, the Seller has good, marketable and valid title to or a valid leasehold interest in all of the Transferred Assets, free and clear of any Encumbrances other than Permitted Encumbrances. Upon consummation of the Transactions and receipt of all necessary consents, the Seller will have assigned, transferred and conveyed to the Buyer, directly or indirectly, good, valid and marketable title to all of the Transferred Assets, free and clear of all Encumbrances (other than Permitted Encumbrances).

Section 3.5 Financial Statements; No Undisclosed Liabilities.

(a) Copies of the unaudited balance sheet of the Business as at December 31, 2013, December 31, 2012 and December 31, 2011, and the related unaudited statement of results of operations of the Business (including, for purposes of these financial statements, the Excluded Real Property, the Classified Ventures Business and the Wanderful Media Business) (collectively referred to as the “Financial Statements”) and the unaudited balance sheet of the Business as at June 30, 2014 (the “Balance Sheet” and the date of the Balance Sheet, the “Balance Sheet Date”), and the related unaudited statement of results of operations of the Business (including, for purposes of these financial statements, the Excluded Real Property, the Classified Ventures Business and the Wanderful Media Business) (collectively referred to as the “Interim Financial Statements”), are attached hereto as Schedule 3.5(a) of the Disclosure Schedules. Each of the Financial Statements and the Interim Financial Statements (i) has been prepared based on the books and records of the Seller pertaining to the Business, the Excluded Real Property, the Classified Ventures Business and the Wanderful Media Business, (ii) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and (iii) fairly presents, in all material respects, the consolidated financial position and results of operations of the Business (which includes, for purposes of this representation, the Excluded Real Property, the Classified Ventures Business and the Wanderful Media Business) as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject to the absence of notes and, in the case of the Interim Financial Statements, subject to normal and recurring year-end adjustments.

(b) There are no debts, liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, of the Business of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the Interim Financial Statements or the Financial Statements, (ii) incurred since the Balance Sheet Date in the ordinary course of business, (iii) for Taxes or (iv) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.6 Absence of Certain Changes or Events. Since the Balance Sheet Date, (a) except for matters in connection with the Transactions, the Seller has conducted the Business, in all material respects, in the ordinary course of business consistent with past practice and (b) there has not occurred any event, change, occurrence or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Business is, and since July 22, 2011 has been, conducted in compliance with all applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Seller is, and since July 22, 2011 has been, in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for it to own, lease and operate the Transferred Assets and to carry on the Business as currently conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

No representation or warranty is made under this Section 3.7 with respect to ERISA, Taxes or environmental matters, which are covered exclusively by Sections 3.9, 3.14 and 3.15, respectively.

Section 3.8 Litigation. As of the date hereof, there is no Action by or against the Seller in connection with the Business or any Transferred Asset pending, or to the Knowledge of the Seller, threatened in writing that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

Section 3.9 Employee Plans.

(a) Schedule 3.9 of the Disclosure Schedules sets forth all Employee Plans. The Seller has made available to the Buyer a true and complete copy of the following documents: (i) each writing constituting an Employee Plan; and (ii) the current summary description of each Employee Plan and any material modifications thereto.

(b) With respect to the Employee Plans: (i) each of the Employee Plans has been operated and administered in all material respects in accordance with applicable Law and administrative or governmental rules and regulations, including ERISA and the Code and in all material respects in accordance with its terms and (ii) each Employee Plan intending to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the IRS and, to the Knowledge of the Seller, no event has occurred, either by reason of any action or failure to act, which would cause the loss of any such qualification.

(c) Except as set forth in Schedule 3.9(c) of the Disclosure Schedules, none of the Employee Plans is, and since July 22, 2008 the Seller has not maintained, established, sponsored, participated in or contributed to any of the following: (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Seller or any of its Affiliates would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA, or (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code.

(d) Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby or thereby (either alone or in connection with any other event, whether contingent or otherwise), will give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to 280G of the Code.

Section 3.10 Labor and Employment Matters.

(a) Since the Balance Sheet Date, except as set forth in Schedule 3.10(a) of the Disclosure Schedules, the Seller has not taken any action to materially increase, in aggregate, the compensation or benefits payable or to become payable to or for the benefit of the Business Employees (other than normal annual salary increases consistent with past practice, and other than increases that occur by operation of any Employee Plan) pursuant to any Employee Plan.

(b) Except as set forth in Schedule 3.10(b) of the Disclosure Schedules or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Business is, and since July 22, 2011 has been, conducted in compliance with all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, occupational safety and health, employment termination, reductions in force or plant closings (collectively, “Employment Laws”); (ii) since July 22, 2011, the Business has not experienced any strikes, grievances or claims of unfair labor practice; (iii) the Seller has no Knowledge of any organizational effort being made or threatened by or on behalf of any labor union with respect to any employees; (iv) since July 22, 2011 there has not been, and there is not pending or existing or, to the Seller’s Knowledge, threatened, any strike, work stoppage, labor arbitration or proceeding in respect of the grievance of any employee, any application or complaint filed by an employee, union or works council with the National Labor Relations Board or any comparable Governmental Authority, organizational activity or other labor dispute With respect to any Business Employees; (v) no application for certification of a collective bargaining agent is pending or, to the Seller’s Knowledge, threatened; (vi) there is no lockout of any Business Employees by the Seller; (vii) there are no claims currently pending or, to the Seller’s Knowledge, threatened, against the Seller in connection with the Business alleging the violation of any Employment Laws, or arising out of or relating to any Person’s employment (actual or alleged), application for employment or termination of employment with the Seller in connection with the Business; and (viii) the Seller in connection with the Business has not been found liable for the payment of Taxes, fines, penalties or other amounts, however designated, for failure to comply with any of Employment Laws.

(c) Except as set forth in Schedule 3.10(c) of the Disclosure Schedules, no director, officer or employee of the Seller is a party to any employment or other agreement that entitles him or her to compensation or other consideration upon the acquisition by any Person of the Business.

Section 3.11 Insurance. Schedule 3.11 of the Disclosure Schedules sets forth a true and complete list of all insurance policies in force held by the Seller with respect to the Business and the Transferred Assets. The Seller has heretofore provided the Buyer with a brief summary of the coverage and terms of each such policy. All such insurance policies are in full force and effect (other than those that have been retired or expired in the ordinary course), and the Seller is not in default with respect to its obligations under any such insurance policy, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.12 Real Property.

(a) Schedule 3.12(a) of the Disclosure Schedules lists the street address of each parcel of Leased Real Property that is currently leased by the Seller and the identity of the lessor of each such parcel of Leased Real Property. The Seller has a valid leasehold estate in all Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. All leases in respect of the Leased Real Property are in full force and effect, the Seller has not received any written notice of a breach of default thereunder, and to the Knowledge of the Seller, no event has occurred that, with notice or lapse of time or both, would constitute a breach or default thereunder, except for any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have Material Adverse Effect.

(b) The Seller has good and marketable fee simple title to each parcel of Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. As of the Closing, except as set forth on Schedule 3.12(b) of the Disclosure Schedules, there are no binding leases or occupancy agreements which entitle any party to occupy all or any portion of the Owned Real Property. No condemnation or eminent domain proceeding is pending or, to the Knowledge of the Seller, threatened in writing, against any part of any Owned Real Property.

(c) To the Seller’s Knowledge, none of the Owned Real Property or any improvement thereon is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefor, nor has the Seller received written notice that any such condemnation, expropriation or taking is currently proposed or pending. The Seller has not leased or otherwise granted to any person the right to use or occupy any of the Owned Real Property that remains in effect.

(d) To the Seller’s Knowledge, all improvements on the Owned Real Property conform in all material respects to applicable Laws and the Seller has not received any written notice of any violation of such Laws.

Section 3.13 Intellectual Property.

(a) Schedule 3.13(a)(i) of the Disclosure Schedules sets forth sets forth an accurate and complete list of all registered Marks and applications for registration of Marks included in the Business Intellectual Property owned by the Seller (collectively, the “Business Registered Marks”), Schedule 3.13(a)(ii) of the Disclosure Schedules sets forth an accurate and complete list of all Patents included in the Business Intellectual Property owned by the Seller (collectively, the “Business Patents”), Schedule 3.13(a)(iii) of the Disclosure Schedules sets forth an accurate and complete list of all registered Copyrights and all pending applications for registration of Copyrights included in the Business Intellectual Property owned by the Seller (the “Business Registered Copyrights”), and Schedule 3.13(a)(iv) of the Disclosure Schedules sets forth an accurate and complete list of all Domain Names registered by the Seller and used in connection with the Business (collectively, the “Business Domain Names” and, together with the Business Registered Copyrights, the Business Registered Marks and the Business Patents, the “Business Registered IP”). No Business Registered IP is involved in any interference, reissue, reexamination, opposition or cancellation proceeding. All filing, examination, issuance, post registration and maintenance fees associated with or required through the Closing Date with respect to any of the Business Registered IP have been, or prior to the Closing Date will be, paid.

(b) Schedule 3.13(b) of the Disclosure Schedules contains a list of all Software owned or exclusively licensed by the Seller that is material to the conduct of the Business, as currently conducted.

(c) (i) To the Knowledge of the Seller, none of the products or services distributed, sold or offered by the Business, nor any Marks, Software, technology or materials used in connection therewith, infringes upon or misappropriates any Intellectual Property of any third party, which infringement or misappropriation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, and (ii) the Seller has not received within the prior twelve (12) months any written notice asserting that any such infringement or misappropriation has occurred. To the Knowledge of the Seller, no third party is misappropriating or infringing any material Business Intellectual Property in a manner that would reasonably be expected to have a Material Adverse Effect. Except as disclosed in

Schedule 3.13(c) of the Disclosure Schedules, no proceedings are pending or, to the Knowledge of the Seller, threatened against the Seller which challenge the validity or ownership of any Copyright, Patent, or Mark identified in Schedule 3.13(a) of the Disclosure Schedules or any Software identified in Schedule 3.13(b) of the Disclosure Schedules.

(d) The Seller has the right to bring actions for infringement or unauthorized use of the Copyrights, Patents and Marks identified in Schedule 3.13(a) of the Disclosure Schedules.

(e) Except as set forth in Schedule 3.13(e) of the Disclosure Schedules, the Seller owns the entire right, title and interest in and to the Copyrights, Patents, Marks and Software listed in Schedules 3.13(a) and 3.13(b), free and clear of any Encumbrance, other than Permitted Encumbrances.

Section 3.14 Taxes.

(a) To the extent a breach or inaccuracy of any of the following could result in a liability of the Buyer to any Person, whether as a result of applicable Law, contract or otherwise: (i) the Seller has timely filed, or there have been timely filed on the Seller’s behalf, all material Returns required to be filed with the appropriate taxing authorities (taking into account any extension of time to file); (ii) all such Returns filed by the Seller have been true, correct and complete in all material respects; (iii) the Seller has timely paid all material Taxes when the same become due; and (iv) there are no Actions, investigations, inquiries or audits with respect to Taxes relating to the Transferred Assets in progress, nor has the Seller received any notice in writing indicating that a Governmental Authority intends to conduct such an audit or investigation.

(b) There are no Encumbrances for Taxes upon any of the Transferred Assets other than Permitted Encumbrances, and there are no Taxes of the Seller that could form the basis for an Encumbrance on any of the Transferred Assets.

(c) The representations and warranties contained in this Section 3.14 are the only representations and warranties made by Seller with respect to Taxes.

Section 3.15 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Seller is, and since July 22, 2009 has been, in compliance with all Environmental Laws applicable to the Transferred Assets or the Business; (ii) the Seller has obtained and complied with all Environmental Permits required to be obtained under Environmental Laws for the conduct or operation of the Business and the ownership or use of the Transferred Assets and, to the Knowledge of the Seller, assuming that all necessary fees are paid and filings are made, none of such Environmental Permits will be revoked prior to its expiration, will be modified or will not be renewed; (iii) there are no Actions pursuant to any Environmental Law pending or, to the Knowledge of the Seller, threatened, against the Seller in connection with the conduct or operation of the Business or the Transferred Assets; and (iv) to the Knowledge of Seller, there has been no Release or presence of or exposure to any Hazardous Materials at, in, on, under or migrating to or from the Transferred Assets, that would reasonably be expected to result in liability or a requirement for notification, investigation or remediation under any Environmental Law.

(b) The Seller has produced true and complete copies of all non-proprietary audits, data, reports, investigations or other materials conducted in respect or of concerning the environmental condition of the Owned Real Property or Leased Real Property that are in the Seller’s possession, custody or control.

(c) For purposes of this Agreement:

(i) “Environmental Laws” means any Laws of any Governmental Authority which (i) regulate or relate to the protection or cleanup of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials; or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or (ii) impose liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

(ii) “Environmental Permits” means all Permits required, issued or obtained under any Environmental Law.

(iii) “Hazardous Materials” means without limitation: (a) any flammable, explosive or radioactive materials, radon, asbestos, urea, formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum constituents, petroleum products, methane, or pesticides; and/or (b) any “hazardous substances,” “hazardous wastes,” “extremely hazardous substances,” “toxic substances,” “toxic material,” “restricted hazardous waste,” “special waste,” “pollutant,” “contaminant” or words of similar import under any Environmental Law, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601, et seq.), the Hazardous Materials Transportation Act, as amended (49 U.S.C. Section 1801, et seq.), the Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act (42 U.S.C. Sections 6901, et seq.), the Toxic Substances Control Act, as amended (15 U.S.C. Sections 2601 et seq.), the Federal Waters Pollution Control Act, as amended (33 U.S.C. 1251 et seq.), the Safe Drinking Water Act (42 U.S.C. Sections 300f et seq.), and any other state or local Environmental Laws.

(d) The representations and warranties contained in this Section 3.15 are the only representations and warranties made by Seller with respect to compliance with or liability under Environmental Laws or with respect to any other environmental matters.

Section 3.16 Material Contracts.

(a) Schedule 3.16 of the Disclosure Schedules lists each of the following written Contracts (such Contracts as described in this Section 3.16(a) being “Material Contracts”):

(i) all Contracts that, by their terms, provide for payment or receipt by the Seller in connection with the Business of more than $50,000 per year, including any such Contracts with customers or clients;

(ii) all Contracts related to printing of third-party publications;

(iii) all Contracts related to distribution of publications;

(iv) all Contracts with any advertising customer set forth on Schedule 3.17 of the Disclosure Schedules;

(v) all Contracts relating to or evidencing indebtedness of the Business or the Seller in connection with the Business, including grants of security interests, guarantees or notes;

(vi) all Contracts that relate to the Business that limit or purport to limit the ability of a Person to compete in any line of business or with any other Person or in any geographic area or during any period of time, or that restrict the right of a Person to sell to or purchase from any other Person or to hire any other Person, or that grant the other party or any other Person “most favored nation” status or any type of special discount rights;

(vii) all leases of Leased Real Property;

(viii) all collective bargaining Contracts that pertain to any Business Employees (“CBAs”);

(ix) all material joint venture, partnership or similar Contracts relating to the Business;

(x) all Contracts that relate to the Business (A) pursuant to which the Seller licenses (including by means of a covenant not to sue, release, immunity or the like) any Business Intellectual Property to any third party (other than EULAs or any licenses of content for publication) or (B) pursuant to which Seller or its Affiliates or any third party has licensed (including by means of a covenant not to sue, release, immunity or the like) any Intellectual Property to the Business (other than (1) EULAs or (2) any commercial off-the-shelf software licenses or any licenses of content for publication, for which, in each case, the acquisition costs or annual license fee payable during the twelve (12) month period following the date hereof is not expected to exceed $25,000); and

(xi) any other Contract or groups of related Contracts that is or are material to the Business, taken as a whole.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Material Contract (i) is valid and binding on the Seller and, to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect and (ii) shall continue in full force and effect upon consummation of the Transactions, except to the extent that any consents set forth in Schedule 3.3(a) of the Disclosure Schedules are not obtained. Neither the Seller nor, to the Seller’s Knowledge, any other party is in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and to the Knowledge of the Seller, no event has occurred that, with notice or lapse of time or both, would constitute a breach or default, except for any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have Material Adverse Effect.

Section 3.17 Customers and Suppliers. Schedule 3.17 of the Disclosure Schedules sets forth a true and complete list of the names of the ten (10) largest advertising customers to whom the Business has sold products or services during the year ended December 31, 2013 and the ten (10) largest suppliers or service providers from whom the Business has purchased supplies or services during the year ended December 31, 2013. Except as set forth in Schedule 3.17 of the Disclosure Schedules, the Seller has not received any written statement from any advertising customer or supplier whose name appears on such list that such customer or supplier will not continue as an advertising customer or supplier of the Business after the Closing.

Section 3.18 Availability of Assets. Except for the Excluded Assets and the rights granted to the Buyer under the Transition Services Agreement and the other Ancillary Agreements, the Transferred Assets constitute all of the material rights, property and the assets used by the Seller and its Affiliates in the conduct of the Business as currently conducted.

Section 3.19 Personal Property. As of the date of this Agreement, all tangible personal property included in the Transferred Assets is (a) suitable for the purposes such property is currently used for in the conduct of the Business and (b) in satisfactory operating condition and repair taking into account the purpose such property is currently used for in the conduct of the Business. All inventory included in the Transferred Assets is of good and useable quality except for obsolete items and items of below standard quality, all of which have been written off or written down to net realizable value in the Balance Sheet or in the ordinary course of business consistent with past practice since the Balance Sheet Date.

Section 3.20 Transactions with Affiliates. None of the officers, directors or other management of the Seller or any of its Affiliates, and no member of the immediate family of any such individuals, and no Person in which any such Person owns a controlling interest or a voting or equity interest material to such Person, is party to any agreement, arrangement, contract, commitment or transaction with the Seller related to the Business or the Transferred Assets or the Publications or has any interest in any property used by the Seller in connection with the Business.

Section 3.21 Brokers. Except for Stephens Inc., the fees and expenses of which will be paid by the Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Seller or its Affiliates.

Section 3.22 Exclusivity of Representations and Warranties. Neither the Seller nor any of its Affiliates or Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition or results of operations of the Business or maintenance, repair, condition, design, performance, value, merchantability or fitness for any particular purpose of the Transferred Assets), except as expressly set forth in this Agreement and the Disclosure Schedules, and the Seller hereby disclaims any such other representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller as follows:

Section 4.1 Organization and Qualification. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Buyer is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in each case, for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2 Authority. The Buyer has all necessary corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which the Buyer will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which the Buyer will be a party and the consummation by the Buyer of the Transactions have been duly and validly authorized by all necessary corporate action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will have been, duly executed and delivered by the Buyer and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Buyer will be a party will constitute, the legal, valid and binding obligations of the Buyer enforceable against the Buyer in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which the Buyer will be a party, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the certificate of incorporation, bylaws or other organizational documents of the Buyer;

(ii) conflict with or violate any Law applicable to the Buyer or by which any property or asset of the Buyer is bound or affected; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, any material Contract to which the Buyer is a party;

except, in the case of clause (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or that arise as a result of any facts or circumstances relating to the Seller or any of its Affiliates.

(b) The Buyer is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which the Buyer will be a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Buyer, except for (i) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or (ii) as may be necessary as a result of any facts or circumstances relating to the Seller or any of their Affiliates.

Section 4.4 Financing. The Buyer has, or shall have at the Closing, sufficient funds to permit the Buyer to consummate the Transactions, and to pay all related fees and expenses. Notwithstanding anything to the contrary contained herein, the Buyer acknowledges and agrees that its obligations to consummate the Transactions are not contingent upon its ability to obtain any third party financing.

Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Buyer.

Section 4.6 Buyer’s Investigation and Reliance.

(a) Pursuant to the Confidentiality Agreement, the Access Agreement, and this Agreement, the Buyer expects to be granted an opportunity to inspect and investigate the Owned Real Property, either independently or through agents of the Buyer’s choosing, including:

(i) all matters relating to title (including, without limitation, one or more commitments to issue an owner’s policy of title insurance with respect to the Owned Real Property issued by the Title Company and copies of each and every recorded document referred to on Schedule B thereof), together with all governmental and other legal requirements such as taxes, assessments, zoning, use permit requirements, and building codes;

(ii) the physical condition and aspects of the Owned Real Property, including, without limitation, the interior, the exterior, the square footage within the improvements on the Owned Real Property, the structure, the paving, the utilities, and all other physical and functional aspects of the Owned Real Property, including, without limitation, an examination for the presence or absence of Hazardous Materials, which shall be performed or arranged by the Buyer at the Buyer’s sole expense;

(iii) any easements and/or access rights affecting the Owned Real Property;

(iv) the Permits and any other documents or agreements of significance affecting the Owned Real Property; and

(v) all other matters of material significance affecting the Owned Real Property.

(b) THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT HAVE BEEN NEGOTIATED AMONG THE PARTIES HERETO, AND THIS AGREEMENT REFLECTS THE MUTUAL AGREEMENT OF THE PARTIES, AND THE BUYER HAS CONDUCTED ITS OWN INDEPENDENT EXAMINATION OF THE BUSINESS, THE TRANSFERRED ASSETS (INCLUDING THE OWNED REAL PROPERTY) AND THE ASSUMED LIABILITIES. OTHER THAN THE MATTERS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE DISCLOSURE SCHEDULES, ANY DOCUMENT TO BE DELIVERED AT CLOSING, THE ANCILLARY AGREEMENTS OR IN ANY CERTIFICATE DELIVERED IN CONNECTION HEREWITH, AS SUCH MAY BE LIMITED BY THE OTHER TERMS AND CONDITIONS OF THIS AGREEMENT, THE BUYER HAS NOT RELIED UPON AND WILL NOT RELY UPON, EITHER DIRECTLY OR INDIRECTLY, ANY REPRESENTATION OR WARRANTY OF THE SELLER, ANY AFFILIATE OF THE SELLER, OR ANY OF THE AGENTS OR REPRESENTATIVES THEREOF. OTHER THAN THE MATTERS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE DISCLOSURE SCHEDULES, ANY DOCUMENT TO BE DELIVERED AT CLOSING, THE ANCILLARY AGREEMENTS OR IN ANY CERTIFICATE DELIVERED IN CONNECTION HEREWITH, AS SUCH MAY BE LIMITED BY THE OTHER TERMS AND CONDITIONS OF THIS AGREEMENT, THE SELLER SPECIFICALLY DISCLAIMS, AND NEITHER IT NOR ANY OTHER PERSON IS MAKING, ANY REPRESENTATION, WARRANTY OR ASSURANCE WHATSOEVER TO THE BUYER AND NO OTHER WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EITHER EXPRESS OR IMPLIED, ARE MADE BY THE SELLER OR RELIED UPON BY THE BUYER. OTHER THAN THE MATTERS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE DISCLOSURE SCHEDULES, ANY DOCUMENT TO BE DELIVERED AT CLOSING, THE ANCILLARY AGREEMENTS OR IN ANY CERTIFICATE DELIVERED IN CONNECTION HEREWITH, THE SELLER SPECIFICALLY DISCLAIMS, AND, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER IT NOR ANY OTHER PERSON IS MAKING, ANY REPRESENTATION, WARRANTY OR ASSURANCE WHATSOEVER TO THE BUYER AND NO WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EITHER EXPRESS OR IMPLIED, ARE MADE BY THE SELLER OR RELIED UPON BY THE BUYER WITH RESPECT TO THE STATUS OF TITLE TO OR THE MAINTENANCE, REPAIR, CONDITION, DESIGN OR MARKETABILITY OF THE OWNED REAL PROPERTY, OR ANY PORTION THEREOF, INCLUDING BUT NOT LIMITED TO (a) ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, (b) ANY

IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, (c) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, (d) ANY RIGHTS OF THE BUYER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION, (e) ANY CLAIM BY THE BUYER FOR DAMAGES BECAUSE OF DEFECTS, WHETHER KNOWN OR UNKNOWN, WITH RESPECT TO THE IMPROVEMENTS, AND (f) THE FINANCIAL CONDITION OR PROSPECTS OF THE OWNED REAL PROPERTY. IT IS THE EXPRESS INTENTION OF THE SELLER AND THE BUYER THAT, OTHER THAN THE MATTERS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE DISCLOSURE SCHEDULES, ANY DOCUMENT TO BE DELIVERED AT CLOSING, THE ANCILLARY AGREEMENTS OR IN ANY CERTIFICATE DELIVERED IN CONNECTION HEREWITH, AS SUCH MAY BE LIMITED BY THE OTHER TERMS AND CONDITIONS OF THIS AGREEMENT, THE BUSINESS, THE TRANSFERRED ASSETS (INCLUDING THE OWNED REAL PROPERTY) AND THE ASSUMED LIABILITIES WILL BE CONVEYED AND TRANSFERRED TO THE BUYER IN ITS PRESENT CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS”, WITH ALL FAULTS. NOTHING IN THIS SECTION 4.6 SHALL LIMIT THE LIABILITY OF ANY PARTY FOR FRAUD.

(c) The Buyer represents that it is a knowledgeable, experienced and sophisticated buyer, and that it is relying solely on its own expertise and that of the Buyer’s consultants in acquiring the Business, the Transferred Assets (including the Owned Real Property) and the Assumed Liabilities. The Buyer acknowledges and agrees that it has had the opportunity to conduct such inspections, investigations and other independent examinations of the Transferred Assets (including the Owned Real Property) and related matters, including but not limited to the physical and environmental conditions of the Owned Real Property. THE BUYER, WITH THE BUYER’S COUNSEL, HAS REVIEWED THE DISCLAIMERS AND WAIVERS SET FORTH IN THIS AGREEMENT, AND UNDERSTANDS THE SIGNIFICANCE AND EFFECT THEREOF. THE BUYER ACKNOWLEDGES AND AGREES THAT THE DISCLAIMERS AND OTHER AGREEMENTS SET FORTH HEREIN ARE AN INTEGRAL PART OF THIS AGREEMENT, AND THAT THE SELLER AND/OR ITS AFFILIATES WOULD NOT HAVE AGREED TO SELL THE BUSINESS, THE TRANSFERRED ASSETS (INCLUDING THE OWNED REAL PROPERTY) AND THE ASSUMED LIABILITIES TO THE BUYER FOR THE PURCHASE PRICE WITHOUT THE DISCLAIMER AND OTHER AGREEMENTS SET FORTH IN THIS AGREEMENT. THE TERMS AND CONDITIONS OF THIS SECTION 4.6(c) WILL EXPRESSLY SURVIVE THE CLOSING AND WILL NOT MERGE WITH THE PROVISIONS OF ANY CLOSING DOCUMENTS.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business Prior to the Closing. Except as otherwise contemplated by the Agreement or as set forth on Schedule 5.1 of the Disclosure Schedules, between the date of this Agreement and the Closing Date, unless the Buyer shall otherwise provide its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Business shall be conducted in the ordinary course of business in all material respects, and the Seller shall use its commercially reasonable efforts to preserve the material business relationships with customers, suppliers, distributors and others with whom the Seller or its Affiliates deal in connection with the conduct of the Business in the ordinary course. Except as otherwise contemplated by this Agreement or as set forth on Schedule 5.1 of the Disclosure Schedules, between the date of this Agreement and the Closing Date, without the prior consent of the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller shall not and shall ensure none of its Affiliates in connection with the Business shall:

(a) amend its certificate of incorporation, bylaws or other organizational documents in a manner that would affect the ability of the Seller to consummate the Transactions;

(b) sell, transfer, pledge, dispose of or otherwise subject to any Encumbrance (other than Permitted Encumbrance) or otherwise dispose of any Transferred Assets or any interest therein, other than immaterial dispositions and Inventory sold, used or disposed of in the ordinary course of business consistent with past practice;

(c) (i) adopt a plan of liquidation or dissolution with respect to the Seller or in connection with the Business, (ii) merge or consolidate with, or acquire any corporation, partnership, limited liability company, other business organization or division thereof with respect to the Seller or in connection with the Business or (iii) acquire any assets other than in the ordinary course of business, in each case that is material, individually or in the aggregate, to the Business taken as a whole;

(d) incur any indebtedness for borrowed money affecting the Business or Transferred Assets;

(e) enter into any Contract that would be a Material Contract if entered into prior to the date hereof, other than such Contracts entered into or renewed in the ordinary course of business (including contracts, agreements or arrangements with customers, vendors or clients);

(f) enter into any agreement, arrangement or commitment that limits or otherwise restricts the Business or any of its post-Closing Affiliates from engaging or competing in any line of business;

(g) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $50,000 or capital expenditures that are, in the aggregate, in excess of $100,000 for the Business taken as a whole;

(h) fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;

(i) transfer, pledge, license, abandon or fail to maintain or renew any Business Intellectual Property, except for any non-exclusive licenses to end users in the ordinary course of business or Business Intellectual Property that the Seller in the exercise of reasonable business judgment determined that it no longer would take steps to maintain or protect under applicable law;

(j) grant or announce any increase in the salaries, bonuses or other benefits payable to any Business Employees, other than (i) as required by Law, (ii) pursuant to any plans, programs or agreements existing on the date hereof or (iii) to a non-officer employee newly hired in the ordinary course of business;

(k) make any change in any method of accounting or accounting practice or policy in connection with the Business, except as required by GAAP or otherwise by applicable Law; or

(l) announce an intention, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

Section 5.2 Covenants Regarding Information.

(a) From the date hereof until the Closing Date, upon reasonable notice, the Seller shall afford the Buyer and its Representatives reasonable access to the properties, offices, plants and other facilities, books and records to the extent relating to the Business, the Transferred Assets or the Assumed Liabilities and shall furnish the Buyer with such financial, operating and other data and information to the extent relating to the Business as the Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Buyer’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not unreasonably to interfere with the normal operations of the Seller and the Business. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Buyer or its Representatives if such disclosure would, in the Seller’s reasonable discretion, (i) jeopardize any attorney-client or other legal privilege, (ii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof or (iii) relate to any consolidated, combined or unitary Return filed by the Seller or any Affiliate thereof or any of their respective predecessor entities.

(b) In order to facilitate the resolution of any claims made by or against or incurred by the Seller (as it relates to the Business), other than any claim by or against the Buyer, for a period of seven (7) years after the Closing, the Buyer shall (i) retain the books and records relating to the Business relating to periods prior to the Closing, (ii) upon reasonable notice, afford the Representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records that relate to the Business for periods prior to the Closing, and (iii) furnish the Seller and its Representatives reasonable assistance (at the Seller’s expense), including access to personnel, in connection with any such claims and other proceedings; provided, that such access shall be granted until the later of seven (7) years following the Closing and the expiration date of the applicable statute of limitations with respect to Tax matters. Notwithstanding the foregoing, nothing herein shall limit the ability of the Buyer to destroy any books and records pursuant to the Buyer’s general internal document retention policies; provided, that the Buyer shall notify the Seller in writing at least thirty (30) days in advance of destroying any such books and records prior to the seventh anniversary of the Closing Date in order to provide the Seller the opportunity to copy such books and records in accordance with this Section 5.2(b). Following the Closing, the Buyer shall furnish the Seller, its Affiliates and their respective Representatives reasonable assistance (at the Seller’s expense), including access to personnel, in connection with the maintenance of information technology services provided to Affiliates of the Seller by Business Employees and the transition of such services to employees or contractors of such Affiliates within ninety (90) days following the Closing Date.

(c) In order to facilitate the resolution of any Actions or claims made by or against or incurred by the Buyer, other than any claim by or against the Seller, for a period of seven (7) years after the Closing, the Seller shall (i) retain the books and records relating to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to the Buyer, (ii) upon reasonable notice, afford the Representatives of the Buyer reasonable access (including the right to make, at the Buyer’s expense, photocopies), during normal business hours, to such books and records that relate to the Business, the Transferred Assets or the Assumed Liabilities for periods prior to the Closing and which shall not otherwise have been delivered to the Buyer, and (iii) furnish the Buyer and its Representatives reasonable assistance (at the Buyer’s expense), including access to personnel, in connection with any such claims and other proceedings; provided, that such access shall be granted until the later of seven (7) years following the Closing and the expiration date of the applicable statute of limitations with respect to Tax matters. Notwithstanding the foregoing, nothing herein shall limit the ability of the Seller to destroy any books and records pursuant to the Seller’s general internal document retention policies; provided, that the Seller shall notify the Buyer in writing at least thirty (30) days in advance of destroying any such books and records prior to the seventh anniversary of the Closing Date in order to provide the Buyer the opportunity to copy such books and records in accordance with this Section 5.2(c).

Section 5.3 Update of Disclosure Schedules; Knowledge of Breach. The Seller shall have the right from time to time prior to the Closing to supplement or amend the Disclosure Schedules with respect to any matter hereafter arising or discovered which if existing or known at the date of this Agreement would have been required to be set forth or described in such Disclosure Schedules and also with respect to events or conditions arising after the date hereof and prior to Closing (a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 7.3 have been satisfied; provided, however, that if the Buyer has the right to, but does not elect to, terminate this Agreement within five Business Days of its receipt of such Schedule Supplement, then the Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement and to indemnification with respect to such matter. Nothing in this Agreement, including this Section 5.3, shall imply that the Seller is making any representation or warranty as of any date other than the date of this Agreement and the Closing Date.

Section 5.4 Notification of Certain Matters. Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware (whether occurring or existing on, prior to or after the date of this Agreement) that: (a) will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied, or (b) caused or constitutes a breach of any representation or warranty made by such party in this Agreement.

Section 5.5 Intercompany Arrangements. All intercompany and intracompany accounts, contracts or debt relating to the Business between the Seller, on the one hand, and any Affiliate of the Seller, on the other hand, shall be cancelled without any consideration or further liability to any party and without the need for any further documentation, immediately prior to the Closing.

Section 5.6 Employee Matters.

(a) Continuity of Employment for all Business Employees. At the Closing, the Buyer shall not assume the CBAs. Effective as of the Closing Date, the Buyer shall offer employment to all Business Employees other than the Excluded Employees in its sole discretion on terms and conditions determined by the Buyer, provided sufficiently prior to the Closing to allow the Buyer to comply with its obligations pursuant to Section 5.6(h), the Buyer shall advise the Seller of up to forty (40) Business Employees to which the Buyer will not be making offers of employment (the “Excluded Employees”). The Buyer shall reimburse the Seller for all benefits or other payments required to be made (and actually made) in connection with the termination of the Excluded Employees; provided, however that the maximum liability of the Buyer with respect to such reimbursement shall not exceed the aggregate amount payable to the Excluded Employees under the A.H. Belo Severance Plan dated January 1, 2009 as in effect as of the date hereof. No Business Employee shall be guaranteed continued employment with the Buyer. Business Employees who receive and accept such offers of employment from the Buyer are referred to herein as “Transferred Employees.” Such employment by the Buyer shall commence and such Business Employee shall become a Transferred Employee effective as of the Closing Date, and shall be deemed for all purposes to have occurred with no interruption or break in service.

(b) Service Credit. The Transferred Employees shall receive credit for all periods of employment and/or service with the Seller and its Affiliates (including service with predecessor employers, where such credit was provided by the Seller or its Affiliates) prior to the Closing Date for purposes of eligibility and vesting (but not for benefit accrual, except for accrual of vacation and severance benefits under the Buyer’s relevant plans and policies, and as set forth in this Agreement), including for purposes of satisfying any service requirements for early retirement under any pension plan adopted by the Buyer or its Affiliates with respect to Transferred Employees.

(c) Employee Benefits—General. The Seller shall bear the expense of and responsibility for all liabilities arising from claims by the Transferred Employees for compensation and benefits attributable to periods prior to the Closing Date under the Employee Plans maintained by the Seller, and the Buyer shall bear the expense of and responsibility for all liabilities arising from claims by the Transferred Employees for benefits attributable to periods on or after the Closing Date under the benefit plans maintained by the Buyer, including any claims under such plans relating to severance from employment on or after the Closing (including without limitation any such severance that relates to or results from any failure of the Buyer to comply with the provisions of this Section 5.6); provided, that the Seller shall pay, on or before the Closing Date, all accrued but untaken vacation, paid time off and personal leave time to the Transferred Employees. Except as may be specifically required by this Agreement or by applicable Law, the Buyer shall not be obligated to continue to provide any particular employee benefits to any Transferred Employee.

(d) Defined Contribution Plans. The Buyer agrees to have in effect as soon as administratively practicable after the Closing Date, but in no event more than thirty (30) days after the Closing Date, a defined contribution plan or plans with a salary reduction arrangement that covers Transferred Employees, the terms of which meet the requirements of Sections 401(a) and 401(k) of the Code (such plan or plans, the “Buyer Savings Plan”). Each Transferred Employee who is eligible to contribute to the Seller’s contribution plan (the “Seller Savings Plan”) on the Closing Date shall be eligible to contribute to the Buyer Savings Plan commencing on the day after the Closing Date. The Buyer shall use commercially reasonable efforts to cause the Transferred Employees to be permitted to roll over their account balances (including loan balances) from the Seller Savings Plan accrued through the Closing Date into their new accounts under the Buyer Savings Plan promptly after the Closing Date, but in no event later than ninety (90) days after the Closing Date or in contravention of ERISA or the Code.

(e) Welfare Benefit Plans.

(i) Effective as of the Closing Date, the Buyer shall offer the Transferred Employees and their eligible dependents participation in the group health plans of the Buyer. With respect to other welfare benefit plans, including medical, dental, life insurance, and short- and long-term disability (all of such welfare plans, including the Buyer’s medical plan described in the previous sentence, the “Buyer Welfare Benefit Plans”), the Buyer shall offer such other welfare benefit plans to the Transferred Employees as soon as practicable after the Closing Date, but in no event more than sixty (60) days after the Closing Date. The Buyer shall use commercially reasonable efforts to cause all waiting periods and pre-existing condition clauses to be waived under the Buyer Welfare Benefit Plans for the Transferred Employees and their eligible dependents who were participating in the welfare benefits plans and programs of the Seller and its Affiliates immediately prior to the Closing Date. The Buyer shall use commercially reasonable efforts to cause the Buyer Welfare Benefit Plans to recognize any out-of-pocket medical and dental expenses incurred by each of the Transferred Employees and their eligible dependents prior to the Closing Date and during the calendar year in which the Closing Date occurs for purposes of determining deductibles and out-of-pocket maximums under the Buyer Welfare Benefit Plans (the Seller shall provide such information to the Buyer at or prior to the Closing).

(ii) Effective as of the Closing Date, the Buyer shall assume all responsibilities and obligations for continuation coverage under Sections 601 et seq. of ERISA (“COBRA Obligations”) and any state continuation coverage requirements with respect to the Transferred Employees and their beneficiaries. The Seller agrees that it shall retain responsibility for COBRA Obligations to all qualified beneficiaries of covered employees for whom a “qualifying event” under COBRA occurs prior to the Closing.

(f) Vacation Benefits. Following the Closing, the Buyer shall recognize service by each Transferred Employee with the Seller and its Affiliates for purposes of determining entitlement to vacation under the applicable vacation policy of the Buyer.

(g) Employee Information; Access. The Seller shall deliver to the Buyer, within ten (10) days after the date hereof and again on the Closing, a list of each Business Employee, such Employees’ base salary and bonus opportunities, the Employees’ date of hire, the Employee Plans in which such Employees are eligible to participate, and the primary geographic location of their employment with the Seller, as of the date hereof, broken down into the following categories: (i) active, (ii) inactive on leave of absence with reemployment rights and (iii) on short-term disability under the Seller’s short-term disability policy. From the date hereof to the Closing, the Seller shall make all Business Employees reasonably available to the Buyer for in-person and telephonic interviews to assist the Buyer in evaluating if offers of employment will be made.

(h) WARN Act. The Buyer agrees to provide any required notice under the Worker Adjustment Retraining and Notification Act of 1988 (the “WARN Act”) and any similar state or non-U.S. statute, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring on or after the Closing Date. The Seller agrees to provide any required notice under the WARN Act, and any similar state or non-U.S. statute, and otherwise to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Business Employees and occurring prior to the Closing Date.

(i) No Third-Party Beneficiaries and No Amendment. Nothing herein express or implied by this Agreement shall confer upon any Business Employee, or legal representative thereof, any rights or remedies, including any right to employment or benefits for any specified period, of any nature or kind whatsoever, under or by reason of this Agreement. The covenants contained in this Section 5.6 are agreements solely between the Seller and the Buyer for each other’s benefit and nothing contained in this Section shall be deemed to be or construed as amending any Employee Plan.

Section 5.7 Confidentiality.

(a) Except as otherwise provided herein, each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other party in connection with the Transactions pursuant to the terms of that certain Confidentiality and Non-Disclosure Agreement, dated February 17, 2014 between the an Affiliate of the Buyer and the Seller Parent (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date, at which time such Confidentiality Agreement and the obligations of the parties under this Section 5.7 shall terminate; provided, however, that after the Closing Date, the Confidentiality Agreement shall terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) exclusively relating to the Transactions. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) From and after the Closing, the Seller shall, and shall cause the Parent and their respective Representatives to, keep confidential and not, directly or indirectly, divulge to anyone or use or otherwise appropriate for its own benefit, any confidential information or confidential documents of or relating exclusively to the Business, including the following: confidential records, computer software programs or any portions or logic comprising said programs; supplier or customer lists; terms of contracts; pricing information or marketing information; and planning and financial information of the Business (hereinafter referred to as the “Confidential Information”). The term “Confidential Information” does not include the terms of the Transactions or any information that (i) at the Closing or thereafter is generally available to and known by the public (other than as a result of its disclosure directly or indirectly by any of the Parent or the Seller or any of their respective Representatives in violation of this Agreement), or (ii) was, as established by objective contemporaneous written evidence, available to any of the Parent or the Seller or any of their respective Representatives on a non-confidential basis from a source other than the Buyer or its Representatives, provided that such source is not bound by an obligation of confidentiality regarding the information. In the event that any of the Parent or the Seller or any of their respective Representatives is requested or required (by oral question or request for information or documents in any legal or agency proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Person shall notify the Buyer promptly of the request or requirement so that the Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 5.7(b). If, in the absence of a protective order or the receipt of a waiver hereunder, any of the Parent or the Seller or any of their respective Representatives believes in good faith, after consulting with counsel, that it is compelled to disclose any such information to the tribunal or else stand liable for contempt or become subject to any other penalty under applicable Law, such Person may disclose such information to the tribunal; provided, however, that such Person shall use its best efforts to obtain, at the request of the Buyer and at the cost of the Buyer, an order or other assurance that confidential treatment will be accorded to such portion of such information required to be disclosed as the Buyer shall reasonably designate. Each of the Parent and the Seller hereby acknowledges and agrees that the prohibitions against disclosure of Confidential Information recited herein are in addition to, and not in lieu of, any rights or remedies that the Buyer may have available pursuant to the Laws of any jurisdiction or at common law to prevent the disclosure of trade secrets or proprietary information, and the enforcement by the Buyer of its rights and remedies pursuant to this Agreement shall not be construed as a waiver of any other rights or available remedies that it may possess in law or equity absent this Agreement. Notwithstanding the foregoing, the Seller, the Parent and its Affiliates may, after giving prior notice to the Buyer, disclose any Confidential Information if such disclosure is required to be made under applicable securities Law (including the regulations of any securities exchange).

(c) The Seller and the Buyer recognize and acknowledge that (i) the restrictions contained in Section 5.7 are reasonable in scope and duration and are necessary to protect the Seller, the Buyer and the Business and (ii) a breach by the Seller or the Buyer of any provision of this Section 5.7 may cause irreparable harm and material loss and damage to the other party as to which it may not have an adequate remedy at law or in damages. Accordingly, each of the Seller and the Buyer acknowledge and agree that the issuance of temporary, preliminary and permanent injunctive relief, specific performance or other equitable remedy may be an appropriate remedy for any such breach in addition to any other remedies available at law or in equity and the aggrieved party shall be entitled to such relief without the need to post bond or show actual damages. The other party shall be liable to pay all costs, including reasonable attorneys’ fees, which the aggrieved party may incur in enforcing, to any extent, the provisions of this Section 5.7, whether or not litigation is actually commenced and including litigation of any appeal taken or defended by the aggrieved party in an action to enforce this Section 5.7. The aggrieved party may elect to seek one or more of these remedies at its sole discretion on a case-by-case basis. Failure to seek any or all remedies in one case does not restrict the aggrieved party from seeking any remedies in another situation. Such action by the aggrieved party shall not constitute a waiver of any of its rights. If, for any reason any court determines that the restrictions in this Section 5.7 are not reasonable or that the consideration is inadequate, such restrictions shall be interpreted, modified or rewritten to include as much of the duration, scope and geographic area as will render such restrictions valid and enforceable.

Section 5.8 Consents and Filings; Further Assurances; Financial Statements.

(a) Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including to obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the Transactions.

(b) Each of the parties shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review and comment on in advance any proposed communication by such party to any Governmental Authority. Neither party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing. Subject to the Confidentiality Agreement, the parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions.

(c) From time to time, at or following the Closing, the Seller and the Buyer shall execute, acknowledge and deliver all such further conveyances, notices, assumptions and releases and such other instruments, and shall take such further actions, as may be necessary or appropriate to assure fully to the Buyer all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to the Buyer under this Agreement and the Ancillary Agreements and to assure fully to the Seller the assumption of the liabilities and obligations intended to be assumed by the Buyer pursuant to this Agreement and the Ancillary Agreements, and to otherwise make effective as promptly as practicable the transactions contemplated hereby and thereby.

(d) After the Closing, the Seller shall cooperate reasonably (at no cost to the Seller) with the Buyer and the Title Company (including without limitation by promptly executing and delivering such reasonable and customary documents requested by them) in order to permit the Buyer to obtain extended coverage and/or additional endorsements to the Title Policy.

(e) Without limiting the foregoing, from and after the date hereof, the Seller shall use its reasonable best efforts to assist the Buyer in (i) the preparation of financial statements of the Business as of and for the fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013 (and any required interim statements) meeting the requirements applicable to a registrant pursuant to Regulation S-X promulgated under the Securities Act, (ii) obtaining an unqualified audit opinion in accordance with GAAP from KPMG LLP (or such other registered independent accounting firm as the Buyer shall specify, the “Accounting Firm”) with respect to such financial statements (including the consent of the Accounting Firm to the inclusion of such opinion in one or more reports or registration statements that may be filed by the Buyer or its Affiliates with the SEC), (iii) the preparation of any pro forma financial statements or other financial information that may be required to be filed by the Buyer or its Affiliates under applicable SEC rules and regulations and (iv) causing the Accounting Firm to issue one or more customary comfort letters with respect to the financial information of the Business. In connection therewith, the Seller shall obtain and provide such data and financial information with respect to the Business in the possession of the Seller or its Affiliates and provide the Buyer and its representatives access to the individuals with knowledge of such data and financial information, in each case as may be necessary or required in connection with the preparation of such financial statements and obtaining such audit opinion. Without limiting the foregoing, the Seller shall, promptly following the request of the Accounting Firm, cause to be delivered to the Accounting Firm a representation letter in such form as may be reasonably requested by the Accounting Firm. The Buyer shall, promptly upon the written request of the Seller, reimburse the Seller, for all reasonable and documented out-of-pocket costs that have been incurred by the Seller (including those of its representatives) in connection with assisting the Buyer as provided in this Section 5.8(e).

Section 5.9 Release of Guarantees. The parties hereto agree to cooperate and use their reasonable best efforts to obtain the release of the Seller or its Affiliates that are a party to each of the guarantees, performance bonds, bid bonds, letters of credit and other similar agreements related to the Transferred Assets or Assumed Liabilities listed in Schedule 5.9 of the Disclosure Schedules (the “Guarantees”). In the event any of the Guarantees are not released prior to or at the Closing, the Buyer will provide the Seller at the Closing with a guarantee that indemnifies and holds the Seller and its Affiliates that are a party to each such Guarantee harmless for any and all payments arising from the conduct or operation of the Business from and after the Closing Date under, and costs and expenses incurred in connection with, such Guarantee by the Seller or its Affiliates that are a party to such Guarantee until such Guarantee is released.

Section 5.10 Use of Names. The Seller is not conveying ownership interest or granting the Buyer or any Affiliate of the Buyer any license or rights to use any of the trade names, trademarks, service marks, logos or domain names of any of the Affiliates of the Seller (including the name “A. H. Belo” or any trade name, trademark, service mark, logo or domain name incorporating the name “Belo”), and, after the Closing, the Buyer shall not use, or permit any Affiliate of the Buyer to use, in any manner any of such trade names, trademarks, service marks, logos or domain names or any Mark that is confusingly similar to any of the foregoing except for historical factual purposes and for “fair use”. In the event the Buyer or any Affiliate of the Buyer violates any of the Buyer’s obligations under this Section 5.10, the Seller may proceed against the Buyer in law or in equity for such damages or other relief as a court may deem appropriate. The Buyer acknowledges that a violation of this Section 5.10 may cause the Seller and its Affiliates irreparable harm which may not be adequately compensated for by money damages. The Buyer therefore agrees that in the event of any actual or threatened violation of this Section 5.10, the Seller shall be entitled, in addition to other remedies that each may have, to injunctive relief against the Buyer or such Affiliate of the Buyer to prevent any violations of this Section 5.10.

Section 5.11 Refunds and Remittances. After the Closing: (a) if the Seller or any of its Affiliates receive any refund or other amount that is a Transferred Asset or is otherwise properly due and owing to the Buyer in accordance with the terms of this Agreement, the Seller promptly (and in any event within thirty (30) days of receipt) shall remit, or shall cause to be remitted, such amount to the Buyer and (b) if the Buyer or any of its Affiliates receive any refund or other amount that is an Excluded Asset or is otherwise properly due and owing to the Seller or any of its Affiliates in accordance with the terms of this Agreement, the Buyer promptly (and in any event within thirty (30) days of receipt) shall remit, or shall cause to be remitted, such amount to the Seller.

Section 5.12 Exclusivity. The Seller agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Seller shall not, and shall take all action necessary to ensure that none of its Affiliates or any of its Representatives shall, directly or indirectly:

(a) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person relating to any direct or indirect acquisition or purchase or financing of all or any portion of the Business or the Transferred Assets, whether effected by sale of assets, sale of stock, merger or otherwise, other than immaterial dispositions and Inventory sold, used or disposed of in the ordinary course of business consistent with past practice; or

(b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing.

The Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.

Section 5.13 Bulk Transfer Laws. The Buyer hereby waives compliance by the Seller with the provisions of any so called “bulk transfer laws” of any jurisdiction in connection with the sale of the Transferred Assets to the Buyer.

Section 5.14 Public Announcements. Subject to Section 5.7 and the Confidentiality Agreement, the Seller and the Buyer shall consult with one another before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or other public statement with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except where such party has determined in is reasonable judgment such press release or such public statement is required by applicable Law or by the rules or regulations of any stock exchange or quotation services on which such party’s stock is traded or quoted. Notwithstanding anything to the contrary in this Agreement, the Buyer Parent and its representatives may discuss the Transactions with current or potential investors during the Buyer Parent’s contemplated non-deal roadshow, without consulting, or providing an opportunity to review any such statements to, the Seller, and the Buyer and the Seller and their respective representatives may discuss the Transactions with any labor union representing any Business Employees without consulting, or providing an opportunity to review any such statements to, the other party.

Section 5.15 Environmental Insurance Policy. The Buyer shall obtain (i) at or before Closing, a binder (the “Binder”) with respect to an environmental insurance policy with (x) a minimum term of five (5) years, (y) a minimum of $5,000,000 in single occurrence and aggregate coverage and (z) a deductible or self-retention amount no greater than $100,000 and (ii) as promptly as practicable following Closing, and in any event not later than seven Business Days after the Closing, a full environmental insurance policy (together with the Binder, the “Environmental Insurance Policy”). The Environmental Insurance Policy shall be reasonably satisfactory to the Buyer and the Seller. The Buyer shall be the insured party under the Environmental Insurance Policy and the Seller and /or any Affiliates of the Seller identified by the Seller shall be named as the additional insured parties. The Environmental Insurance Policy shall cover potential liabilities arising under any Environmental Law related to remediation of pollution and third-party claims, subject to customary terms and conditions of similar policies. The Buyer shall be responsible for the cost of the premium with respect to the Environmental Insurance Policy at its sole cost and expense. If the Environmental Insurance Policy is not obtained due to intentional fraud by the Seller, the limitations set forth in Section 8.5(a)(iv) and Section 8.5(a)(v) shall be disregarded with respect to the indemnification obligations of the Seller. If the Environmental Insurance Policy is not obtained due to intentional fraud by the Buyer, the limitations set forth in Section 8.5(a)(iv) shall be disregarded with respect to the indemnification obligations of the Buyer.

Section 5.16 Intentionally Blank.

Section 5.17 Buyer’s Release Regarding Owned Real Property.

(a) As of the Closing, except as otherwise set forth in this Agreement, the Seller is hereby released from all responsibility and liability to the Buyer regarding the Owned Real Property arising under any Environmental Law. In that connection, the Buyer, on behalf of itself, its successors, assigns and successors-in-interest and such other persons and entities, waives the benefit of any Law that provides that a general release does not extend to claims which the creditor does not know or suspect to exist at the time of executing the release.

(b) The foregoing waiver and release by the Buyer shall survive either (i) the recordation of the Deed, and shall not be deemed merged into the Deed upon its recordation, or (ii) any termination of this Agreement.

Section 5.18 Hydraulic Lift Remediation. As promptly as practicable after the date hereof, the Seller shall remove the hydraulic lift identified as a Recognized Environmental Condition in the Phase I environmental investigation conducted by Environmental Resources Management (“ERM”) of the Owned Real Property and attached hereto as Exhibit K (the “ERM Phase I Investigation”) and, if necessary, shall take all necessary steps to remediate any contamination to the extent emanating from or caused by such hydraulic lift to applicable U.S. federal and state environmental agency standards for the current use of the Owned Real Property (such removal and remediation, if any, the “Hydraulic Lift Remedial Actions”). The Seller shall use commercially reasonable efforts to complete the Hydraulic Lift Remedial Actions prior to the Closing. With respect to any such Hydraulic Lift Remedial Action, the Buyer shall have the right, at the Buyer’s reasonable request, and to the extent such Hydraulic Lift Remedial Action would reasonably be expected to impact the operation of the Business or the health and welfare of employees and visitors at the Owned Real Property, to review and provide the Seller with written comments in advance of (i) the Seller’s selection of consultants and contractors designated to perform the Hydraulic Lift Remedial Actions, to the extent not yet engaged; (ii) the development of the scope of work for, and type of, the Hydraulic Lift Remedial Actions to be implemented, to the extent not yet determined or implemented; and (iii) submission by the Seller of any plans or reports to any Governmental Authority regarding any such Hydraulic Lift Remedial Actions; provided that the Buyer shall receive such plans and reports reasonably in advance of the transmission of such items to such Governmental Authority. The Seller shall review and reasonably and in good faith consider Buyer’s comments provided to the Seller pursuant hereto; provided that the Seller shall have the sole right to make any final determinations with respect to such comments or otherwise relating to any Hydraulic Lift Remedial Actions (whether or not performed by the Seller pursuant hereto). If the Hydraulic Lift Remedial Actions are not completed prior to the Closing, the Seller shall complete the Hydraulic Lift Remedial Actions at its own cost and expense after the Closing as promptly as practicable.

ARTICLE VI

TAX MATTERS

Section 6.1 Periodic Taxes. All personal property Taxes, real property Taxes and similar ad valorem obligations levied with respect to the Transferred Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between the Seller, on the one hand, and the Buyer, on the other hand, as of the Closing Date based on the number of days of such taxable period included in the period ending with and including the Closing Date (with respect to any such taxable period, the “Pre-Closing Tax Period”), and the number of days of such taxable period beginning after the Closing Date (with respect to any such taxable period, the “Post-Closing Tax Period”). The Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, except to the extent such Taxes are included in the calculation of Closing Net Working Capital, and the Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. Notwithstanding the foregoing, the Buyer shall be solely liable for any additional property taxes incurred as a result of the transactions contemplated by this Agreement, including as a result of a reassessment of the value of property for property Tax purposes due to a change of ownership. The Buyer shall be responsible for preparing and filing all such periodic non-income Tax Returns required to be filed after the Closing Date. With respect to any such Tax Return that relates to a Straddle Period, the Buyer shall provide the Seller with a copy of such completed Tax

Return and a statement (with which the Buyer will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to the Seller pursuant to this Section 6.1 at least thirty (30) days prior to the due date (including any extension thereof) for filing of such Tax Return, and the Seller shall have the right to review and approve (such approval not to be unreasonably withheld or delayed) such Tax Return and statement prior to the filing of such Tax Return. The Buyer and the Seller agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement. Each of the Seller, on the one hand, and the Buyer, on the other hand, shall provide reimbursement to the other party as necessary to give effect to this Section 6.1.

Section 6.2 Refunds. The Seller shall be entitled to retain or, to the extent actually received by or otherwise available to the Buyer or any of its Affiliates, receive payment from the Buyer or any of its Affiliates of, any refund or credit with respect to Taxes (including refunds arising by reason of amended Tax Returns filed after the Closing, by reason of audit, audit appeals or assessment protests, or otherwise) that are included in the calculation of Net Working Capital or that otherwise offset amounts owed to Seller under this Agreement or that are paid by the Seller or any of its Affiliates before or after the Closing relating to the Transferred Assets and the Business.

Section 6.3 Tax Cooperation. The Buyer, on the one hand, and the Seller, on the other hand, agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Transferred Assets (including access to Books and Records in such party’s possession) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax; provided, however, that, except as provided in Section 2.10, neither the Buyer nor the Seller shall be required to disclose any income Tax Returns to any Person. Any expenses incurred in furnishing such information or assistance pursuant to this Section 6.3 shall be borne by the party requesting it.

Section 6.4 Transfer Taxes. All Transfer Taxes imposed in connection with this Agreement (including Transfer Taxes imposed as a result of an audit) shall be borne equally by the Buyer and the Seller. The Buyer and the Seller shall cooperate reasonably as permitted by applicable Law to minimize any applicable Transfer Taxes. The party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other party’s cooperation, and file such Tax Return. The party filing any such Tax Return shall be reimbursed by the other party for fifty percent (50%) of any Transfer Taxes paid in connection with the filing of such Tax Return within five (5) days after receipt by the other party of a copy of such filed Tax Returns.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 General Conditions. The respective obligations of the Buyer and the Seller to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by either party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent), that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the Transactions.

(b) All material consents of, or registrations, declarations or filings with, any Governmental Authority legally required for the consummation of the Transactions shall have been obtained or filed.

(c) The Buyer shall have obtained the Binder in accordance with the terms of Section 5.15; provided that this condition shall not apply to the obligations of any party that shall have been the cause of the failure of this condition to be satisfied.

Section 7.2 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Seller in its sole discretion:

(a) The representations and warranties of the Buyer contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Buyer Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. The Buyer shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by the Buyer prior to or at the Closing. The Seller shall have received from the Buyer a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.

(b) The Seller shall have received an executed copy of each of the documents listed in Section 2.7(c).

Section 7.3 Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:

(a) The representations and warranties of the Seller contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions shall be true and correct both when made and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Seller shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by the Seller prior to or at the Closing. The Buyer shall have received from the Seller a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.

(b) The Buyer shall have received an executed copy of each of the documents listed in Section 2.7(b).

(c) There shall not have occurred any event, change, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) At Closing, the Title Company shall issue to the Buyer or be irrevocably committed to issue to the Buyer a standard coverage ALTA owner’s policy of title insurance (the “Title Policy”), in the form of the Buyer’s Pro Forma, with the following changes thereto (i) the Perimeter Legal Description shall appear in Schedule C thereof, in lieu of the existing legal description, and (ii) each exception shown on Schedule B thereof which is ultimately shown by the Survey to not affect the Land shall be removed therefrom; provided, however the Buyer acknowledges that despite the inclusion of extended coverage and endorsements in the Buyer’s Pro Forma, no endorsements or extended coverage shall be conditions to the Buyer’s obligations under this Agreement, nor shall the failure to obtain same result in any reduction or set off against the Purchase Price.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Seller and the Buyer contained in this Agreement and any certificate delivered pursuant hereto shall survive the Closing for a period of twelve (12) months after the Closing Date; provided that (i) the representations and warranties of the Seller contained in Section 3.14 (Taxes) (such representations and warranties, the “Tax Representations”) shall survive the Closing until thirty days after the expiration of the applicable statute of limitations (including any extensions thereto) and (ii) the representations and warranties of the Seller contained in Section 3.15 (Environmental Matters) (such representations and warranties the “Environmental Representations”) shall survive for a period of five (5) years after the Closing Date; provided, further, that the representations and warranties of (a) the Seller in Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.4 (Transferred Assets), and Section 3.21 (Brokers) (such representations and warranties, the “Fundamental Representations”) and (b) the Buyer in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.5 (Brokers) and Section 4.6 (Buyer’s Investigation and Reliance), in each case, shall survive the Closing indefinitely. The covenants and agreements of the Seller and the Buyer contained in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date, except for those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing, which shall remain in full force and effect for a period of twelve (12) months following the date by which such covenant or agreement is required to be performed. The survival periods set forth herein are in lieu of, and the parties expressly waive, any otherwise applicable statute of limitations. Any claim for breach of representation or warranty hereunder shall be deemed to have accrued as of the Closing, and absent fraud, no such claim for any such breach may be brought outside of the survival periods set forth in this Section 8.1. Notwithstanding the foregoing, if a written claim or written notice is given in good faith pursuant to Section 8.4 with respect to any representation, warranty or covenant prior to the expiration of the applicable survival period, the claim with respect to such representation, warranty or covenant shall continue indefinitely until such claim is finally resolved pursuant to this Article VIII.

Section 8.2 Indemnification by the Seller. The Seller shall save, defend, indemnify and hold harmless the Buyer and its Affiliates, officers, directors, employees, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”) to the extent resulting from:

(a) any breach of any representation or warranty made by the Seller contained in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto;

(b) any breach of any covenant or agreement by the Seller contained in this Agreement or any Ancillary Agreement;

(c) any Excluded Asset or Excluded Liability;

(d) any failure to comply with Laws relating to bulk transfers or bulk sales with respect to the Transactions;

(e) subject to Section 8.5(a)(iv), any Indemnified Pre-Closing Environmental Liability;

(f) any litigation, proceeding or claim by any third party relating to the Business or operations of any of the Publications on or prior to the Closing Date; or

(g) any failure by the Seller to comply with the WARN Act or other similar applicable Law pertaining to “plant closing” or “mass layoffs” affecting the Business Employees before the Closing Date.

Section 8.3 Indemnification by the Buyer. The Buyer shall save, defend, indemnify and hold harmless the Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent resulting from:

(a) any breach of any representation or warranty made by the Buyer contained in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto;

(b) any breach of any covenant or agreement by the Buyer contained in this Agreement or any Ancillary Agreement;

(c) subject to Section 8.5(a)(iv), any Indemnified Pre-Closing Environmental Liability; or

(d) any Assumed Liability.

Section 8.4 Procedures.

(a) In order for a Buyer Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement as a result of a Loss or a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure.

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party shall not have the right to assume the defense of any Third Party Claim that (x) seeks non-monetary damages, (y) relates to a criminal action or involves claims by a Governmental Authority or (z) seeks damages in excess of the maximum amount for which indemnification may be required to be provided by the Indemnifying Party pursuant to this Article VIII. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, and which releases the Indemnified Party completely in connection with such Third Party Claim. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent not to be unreasonably delayed or conditioned.

(c) In the event any Indemnified Party should determine that it has a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is prejudiced by such failure. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters. For the avoidance of doubt, the Indemnified Party shall not be entitled to commence any Action against the Indemnifying Party for indemnification pursuant to this Section 8.4(c) unless the notice and procedural provisions set forth herein shall have been satisfied prior thereto.

Section 8.5 Limits on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement:

(i) the maximum aggregate amount of indemnifiable Losses that may be recovered from the Seller by the Buyer Indemnified Parties pursuant to Section 8.2(a), other than with respect to the Tax Representations and the Fundamental Representations, shall be $4,600,000 (the “Cap”);

(ii) other than with respect to the Tax Representations and the Fundamental Representations, (A) the Seller shall not be liable to any Buyer Indemnified Party for any claim for indemnification pursuant to Section 8.2(a) unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Seller with respect to all claims for indemnification equals or exceeds $330,000 (the “Deductible Amount”), in which case the Seller shall be liable only for the Losses in excess of the Deductible Amount; and (B) no Losses may be claimed by any Buyer Indemnified Party or shall be reimbursable by the Seller or shall be included in calculating the aggregate Losses for purposes of Section 8.2(a) other than Losses in excess of $10,000 (the “Minimum Loss Amount”) resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances;

(iii) the maximum aggregate amount of indemnifiable Losses that may be recovered from the Seller by the Buyer Indemnified Parties pursuant to Section 8.2(a) with respect to any Tax Representation or any Fundamental Representation shall be the Purchase Price;

(iv) each Indemnifying Party’s responsibility pursuant to Section 8.2(e) or Section 8.3(c) for any Indemnified Pre-Closing Environmental Liability shall be fifty percent (50%) of the amount of any Losses incurred by the Indemnified Party (including any deductible amounts under any insurance policies that would otherwise be applicable to such Losses); provided that (A) the maximum amount the Indemnified Parties may recover from the Indemnifying Party pursuant to Section 8.2(e) or Section 8.3(c) shall be the Indemnified Pre-Closing Environmental Liability Cap; (B) nothing in this Section 8.5(a)(iv) shall limit the remedies under any other provision of Section 8.2 or Section 8.3; and (C) the Buyer shall not be obligated to indemnify any Seller Indemnified Party pursuant to Section 8.3(c) with respect to any Loss to the extent arising or resulting from, or to the extent that such Loss was increased by any action by, or failure to act of, the Seller or its Affiliates or Representatives during, the Seller’s ownership or operation of the Owned Real Property during the Seller Parent’s period of ownership of the Seller;

(v) the Seller shall not be obligated to indemnify any Buyer Indemnified Party (A) pursuant to Section 8.2(a) with respect to any Loss for breach of any Environmental Representation or (B) pursuant to Section 8.2(e) with respect to any Loss arising from any Indemnified Pre-Closing Environmental Liability, in each case to the extent that such Loss arises or results from or is increased by any action or investigation of the Buyer after the Closing, including any groundwater or soil sampling conducted after the Closing Date, except where such action or investigation is (1) required by applicable Law, a Governmental Authority or the landlord for any Leased Real Property; (2) reasonably necessary in order to avoid an Action threatened in writing by a Governmental Authority or other Person under any Environmental Law; or (3) reasonably necessary in order to prevent or mitigate an actual and substantial endangerment to human health or the environment;

(vi) the Seller shall not be obligated to indemnify any Buyer Indemnified Party pursuant to Section 8.2(a) with respect to any Loss to the extent that a specific accrual or reserve for the amount of such Loss was reflected on the Closing Statement, the Interim Financial Statements or the Financial Statements;

(vii) the Seller shall not be obligated to indemnify any Buyer Indemnified Party with respect to any Loss to the extent that the Buyer received a benefit from the reflection of such matter in the calculation of the adjustment of the Purchase Price, if any, as finally determined pursuant to Section 2.9; and

(viii) notwithstanding anything to the contrary in this Agreement, other than in respect of indemnification for a Third Party Claim and as an element of damages of such Third Party Claim, no party hereto shall have any liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including business interruption, diminution of value, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.

(b) The amount of any and all Losses under this Article VIII shall be determined net of (i) any Tax benefit available to the applicable Indemnified Party or its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses in the taxable year in which the indemnifiable Loss is incurred or the following taxable year, (ii) any insurance or other recoveries actually received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification (less any out-of-pocket expenses incurred in collecting such amounts and less the net present value of any increase in premiums resulting from the claims that resulted in such recovery) and (iii) any insurance or other recoveries payable to the Indemnified Party or its Affiliates pursuant to the Title Policy. Each party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

(c) The Buyer and the Seller shall cooperate with each other with respect to resolving any claim, liability or Loss for which indemnification may be required hereunder, including by making, or causing the applicable Indemnified Party to make, all commercially reasonable efforts to mitigate any such claim, liability or Loss. In the event that the Buyer or the Seller shall fail to make such reasonable efforts, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person for any claim, liability or Loss that could reasonably be expected to have been avoided if such efforts had been made. Without limiting the foregoing, the Buyer and the Seller shall, or shall cause the applicable Indemnified Party to, use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.

(d) Any indemnity with respect to Tax matters arising from the breach of a representation or warranty contained in Section 3.14 or a tax-related covenant shall be limited to Taxes that are incurred in or attributable to any period, or any portion of any period, ending on or prior to the Closing Date.

(e) Solely with respect to claims for indemnification pursuant to Section 8.2(a) and Section 8.3(a), in calculating the amount of Losses with respect to a breach of any representations and warranties (but not in determining whether any representations or warranties have been breached), any limitation or qualification set forth in such representations and warranties as to “materiality,” “Material Adverse Effect,” “Buyer Material Adverse Effect” and words of similar import shall be disregarded.

(f) Notwithstanding anything to the contrary herein, the rights and remedies of the Buyer Indemnified Parties shall not be limited by the fact that any Buyer Indemnified Party had actual or constructive knowledge (regardless of whether such knowledge was obtained through such Buyer Indemnified Party’s own investigation or through disclosure by the other Party, its representatives or any other Person) of any breach, event or circumstance, whether before or after the execution and delivery of this Agreement or the Closing.

(g) For the avoidance of doubt, any Losses arising from a breach of the covenants contained in Section 5.18 shall not be subject to the limitations contained in Section 8.5(a)(i) through (vii).

Section 8.6 Assignment of Claims. If any Buyer Indemnified Party receives any payment from the Seller in respect of any Losses pursuant to Section 8.2 and the Buyer Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Seller, the Buyer

Indemnified Party shall assign, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit the Seller to recover from the Potential Contributor the amount of such payment. If any such assignment would afford the Potential Contributor any defense to the payment of the same, such assignment shall not take place and the Buyer Indemnified Party will, at the Seller’s direction and expense, take all reasonable actions to seek to recover such claim from such Potential Contributor. Any payment received in respect of such claim against the Potential Contributor (whether by the Seller or the relevant Buyer Indemnified Party as provided in the immediately preceding sentence) shall be distributed, (a) first, to the Buyer Indemnified Party in the amount of any deductible or similar amount required to be paid by the Buyer Indemnified Party prior to the Seller being required to make any payment to the Buyer Indemnified Party plus, in the case of any claim by a Buyer Indemnified Party as provided in the immediately preceding sentence, the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, (b) second, to the Seller in an amount equal to the aggregate payments made by the Seller to the Buyer Indemnified Party in respect of such claim, plus the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim and (c) the balance, if any, to the Buyer Indemnified Party.

Section 8.7 Exclusivity. Except as specifically set forth in this Agreement or with respect to any claim for fraud, effective as of the Closing, the Buyer, on behalf of itself and the other Buyer Indemnified Parties, waives any rights and claims any Buyer Indemnified Party may have against the Seller, regardless of the Law or legal theory under which such liability or obligation may be sought to be imposed, whether at law, in equity, contract, tort or otherwise, relating to the Company and its Subsidiaries and/or the Transactions. The rights and claims waived by the Buyer, on behalf of itself and the other Buyer Indemnified Parties, include, without limitation, to the fullest extent permitted under applicable Law, claims for contribution or other rights of recovery arising out of or relating to any Law (including, inter alia, Environmental Law), claims for breach of contract, for breach (negligent or otherwise) of representation or warranty, and claims for breach of duty. After the Closing, this Article VIII (and the provisions of Section 2.9 with respect to the Purchase Price Adjustment) will provide the exclusive remedy against the Seller for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any Ancillary Agreement and/or the Transactions, except with respect to any claim for fraud.

Section 8.8 No Right of Setoff. Each party for itself and for its Subsidiaries, Affiliates, successors and assigns hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that it or any of its Subsidiaries, Affiliates, successors and assigns has or may have with respect to the payments under the Transition Services Agreement or any other payments to be made by it pursuant to this Agreement or any other document or instrument delivered by it in connection herewith.

Section 8.9 Nature of Payments. Any indemnity payments made under this Article VIII shall be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Law. In the event of such adjustment, the parties shall prepare and file a supplemental asset acquisition statement on IRS Form 8594 in accordance with the rules under Section 1060 of the Code and the Treasury regulations promulgated thereunder and Section 2.9 of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Buyer and the Seller;

(b) (i) by the Seller, if the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be or has not been cured within fifteen (15) days following delivery to the Buyer of written notice of such breach or failure to perform and (C) has not been waived by the Seller or (ii) by the Buyer, if the Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3, (B) cannot be or has not been cured within fifteen (15) days following delivery to the Seller of written notice of such breach or failure to perform and (C) has not been waived by the Buyer;

(c) (i) by the Seller, if any of the conditions set forth in Section 7.1 or Section 7.2 shall have become incapable of fulfillment prior to November 1, 2014 (the “Termination Date”) or (ii) by the Buyer, if any of the conditions set forth in Section 7.1 or Section 7.3 shall have become incapable of fulfillment prior to the Termination Date; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to such date;

(d) by either the Seller or the Buyer if the Closing shall not have occurred by the Termination Date; provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date; or

(e) by either the Seller or the Buyer in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting under applicable Laws the Transactions and such order, decree, ruling or other action shall have become final and nonappealable; provided, that the party so requesting termination shall have complied with Section 5.8.

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (a) for the provisions of Section 3.21 (Brokers), Section 4.5 (Brokers), Section 5.7 (Confidentiality), Section 5.14 (Public Announcements), Section 10.1 (Fees and Expenses), Section 10.4 (Notices), Section 10.7 (No Third-Party

Beneficiaries), Section 10.8 (Governing Law), Section 10.9 (Submission to Jurisdiction) and this Section 9.2 and (b) that nothing herein shall relieve either party from liability for any prior breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Fees and Expenses. At the Closing, the Seller shall pay (a) one-half of any escrow fee payable to the Title Company in its capacity as the escrow agent, (b) the premium for the standard ALTA portion of the premium associated with the Title Policy, (c) one-half of the cost of the Survey, and (d) any additional costs and charges customarily charged to sellers in accordance with common escrow practices in the county in which the Owned Real Property is located, other than those costs and charges specifically required to be paid by the Buyer hereunder. The Buyer shall pay (a) one-half of any escrow fee payable to the Title Company in its capacity as the escrow agent, (b) the premium for the ALTA and extended coverage portions of the Title Policy and the costs of any endorsements the Buyer may require, if any, (c) the recording fees required in connection with the transfer of the Owned Real Property to the Buyer, (d) one-half of the cost of the Survey, (e) any Transfer Taxes imposed in connection with the transfer of the Owned Real Property pursuant to Section 6.4 and any supplemental taxes assessed against the Owned Real Property as a result of the transaction contemplated hereby and (f) any additional costs and charges customarily charged to buyers in accordance with common escrow practices in the county in which the Owned Real Property is located, other than those costs and charges specifically required to be paid by the Seller hereunder. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other.

Section 10.2 Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party.

Section 10.3 Waiver. No failure or delay of a party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to the Seller, to:

c/o A. H. Belo Corporation

508 Young Street

Dallas, Texas 75202-4804

Attention:	Chief Financial Officer
Facsimile:	(214) 977-8201

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071

Attention:	Matthew Dubeck
Facsimile:	(213) 229-7520

(ii)	if to the Buyer, to:

LMG Rhode Island Holdings, Inc.

350 WillowBrook Office Park

Fairport, New York 14450

Attention:	Kirk Davis
Polly Sack
Facsimile:	(585) 248-9562

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention:	Benet J. O’Reilly
Facsimile:	(212) 225-3999

Section 10.5 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “ordinary course of business” and words of similar imports when used in this Agreement will mean “in the ordinary course of business consistent with past practice,” unless otherwise specified.

Section 10.6 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements, the Confidentiality Agreement and the Access Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any Ancillary Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, including, without limitation, any implied covenants regarding noncompetition or nonsolicitation, and none shall be deemed to exist or be inferred with respect to the subject matter hereof except as expressly set forth in such documents. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the Transactions unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 10.7 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than with respect to the provisions of Article VIII, which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof.

Section 10.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York.

Section 10.9 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by the other parties or their successors or assigns shall be brought and determined in any Texas State or federal court sitting in the City of Dallas (or, if such court lacks subject matter jurisdiction, in any appropriate Texas State or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Texas, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Texas as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Texas as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.10 Disclosure Generally. Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Disclosure Schedule as though fully set forth in such Disclosure Schedule for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 10.11 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Seller or the Buyer or any officer, director, employee, Representative or investor of any party hereto.

Section 10.12 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of, in the case of an assignment or delegation by the Buyer, the Seller, or, in the case of an assignment or delegation by the Seller, the Buyer, and any such assignment without such prior written consent shall be null and void; provided, however, that the Buyer may assign this Agreement to any wholly-owned Subsidiary of the Buyer without the prior consent of the Seller if such assignment does not delay or impede the fulfillment of any of the conditions set forth in Section 7.1 or Section 7.3; provided further, that the Seller may assign any of its rights under this Agreement, including the right to receive the Purchase Price, to one or more Affiliates of the Seller without the consent of the Buyer; provided still further, that no assignment shall relieve or limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.13 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Texas State or federal court sitting in the City of Dallas (or, if such court lacks subject matter jurisdiction, in any appropriate Texas State or federal court), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 10.14 Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 10.15 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.16 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.17 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. A facsimile, PDF or other electronic signature of this Agreement shall be valid and have the same force and effect as a manually signed original.

Section 10.18 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.19 No Presumption Against Drafting Party. Each of the Buyer and the Seller acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE PROVIDENCE JOURNAL COMPANY,
a Delaware Corporation

By:	/s/ Alison K. Engel
Name: Alison K. Engel
Title: Treasurer & Assistant Secretary

LMG RHODE ISLAND HOLDINGS, INC., a Delaware Corporation

By:	/s/ Mark Maring
Name: Mark Maring
Title: V.P., Treasurer